Exhibit 2.1

EXECUTION COPY

STOCK PURCHASE AGREEMENT

AMONG

ROYAL BANK OF CANADA,

RBC USA HOLDCO CORPORATION

AND

THE PNC FINANCIAL SERVICES GROUP, INC.

DATED AS OF JUNE 19, 2011

SALE OF RBC BANK (USA)

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4.12	Transfer of Certain Assets and Liabilities	68
4.13	Release of Guaranties and Certain Other Obligations	68
4.14	Seller Marks	69
4.15	Insurance	69
4.16	Release	69
4.17	Intercompany Items	70
4.18	Takeover Laws and Provisions	70
4.19	Registration; Listing	70
4.20	Intellectual Property	71
4.21	Customer Lists	72
4.22	Additional Agreements	72

ARTICLE V

CLOSING CONDITIONS

5.01	Conditions to Each Party’s Obligations under this Agreement	73
5.02	Conditions to Obligations of the Sellers	73
5.03	Conditions to Obligation of Purchaser	74

ARTICLE VI

SURVIVAL AND INDEMNIFICATION

6.01	Survival	75
6.02	Indemnification by Parent	76
6.03	Indemnification by Purchaser	76
6.04	Matters Involving Third Parties	77
6.05	Direct Claims	80
6.06	Exclusive Remedy	80

ARTICLE VII

TERMINATION

7.01	Termination	81
7.02	Effect of Termination	81

ARTICLE VIII

MISCELLANEOUS

8.01	Waiver; Amendment	82
8.02	Counterparts	82

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8.03	GOVERNING LAW	82
8.04	WAIVER OF JURY TRIAL	82
8.05	Assignment	83
8.06	Expenses	83
8.07	Notices	83
8.08	Entire Understanding	84
8.09	Specific Performance	85
8.10	Severability	85
8.11	Parties in Interest	85
8.12	Venue for Resolution of Disputes	86

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EXHIBITS

Exhibit 1	Bank Accounting Principles and Reference Balance Sheet

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This STOCK PURCHASE AGREEMENT is made and entered into as of June 19, 2011, among Royal Bank of Canada, a Canadian chartered bank (“Parent”); RBC USA Holdco Corporation, a Delaware corporation (“Seller”, and together with Parent, the “Sellers”); and The PNC Financial Services Group, Inc., a Pennsylvania corporation (“Purchaser”).

RECITALS

WHEREAS, RBC Bank (USA), a North Carolina-chartered bank (the “Bank”), is a wholly owned Subsidiary of Seller, which is a wholly owned Subsidiary of Parent;

WHEREAS, Seller owns all the issued and outstanding common stock, par value $10.00 per share, of the Bank (the “Shares”);

WHEREAS, the Sellers have determined that it is in their best interests to enter into a strategic transaction involving the sale of all the Shares on the terms and conditions set forth herein;

WHEREAS, subject to the terms and conditions set forth herein, Sellers desire to sell, transfer, convey, assign and deliver (“Transfer”) to Purchaser, and Purchaser desires to purchase and accept (“Purchase”) from Sellers, all the Shares;

WHEREAS, prior to the Closing (as defined herein) the Bank will transfer and assign to one or more of its Affiliates certain assets and deposits of the Bank and one or more of its Affiliates will transfer certain assets to the Bank; and

WHEREAS, contemporaneously with the execution of this Agreement, Parent, RBC Bank (Georgia), National Association, a national banking association and wholly owned Subsidiary of Seller, Purchaser and PNC Bank, National Association, a national banking association and a wholly owned Subsidiary of Purchaser (“Purchaser Bank”) have entered into a Purchase and Sale Agreement (the “APA”), dated as of the date of this Agreement, pursuant to which Parent shall cause RBC Bank (Georgia), National Association to transfer and assign a portfolio of credit card assets to Purchaser Bank at the Effective Time.

NOW, THEREFORE, in consideration of these premises and of the mutual covenants, representations and agreements contained herein and for other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

Definitions

1.01 Definitions.

Capitalized terms used but not otherwise defined herein shall have the meanings set forth below, including for purposes of the Preamble and the Recitals hereof:

“Acquired Assets” has the meaning set forth in the APA.

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly controlling, controlled by or under common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by Contract or otherwise; and the terms “controlling” and “controlled” have correlative meanings to the foregoing. For the avoidance of doubt, (i) neither BlackRock, Inc. nor any of its Subsidiaries shall be considered an Affiliate of Purchaser for any purpose of this Agreement (unless such a Subsidiary of BlackRock, Inc. is otherwise a Subsidiary or Purchaser or one of its Affiliates) and (ii) neither Moneris Solutions Corporation, Moneris Solutions, Inc., nor any of their Subsidiaries shall be considered an Affiliate of the Sellers for any purposes of this Agreement.

“Aggregate Payment Obligation” means the product of (a) the Total Closing Date NFV and (b) 0.03.

“Aggregate Realized Gain” means the aggregate Realized Gain for all Covered Securities.

“Aggregate Realized Loss” means the aggregate Realized Loss for all Covered Securities.

“Agreement” means this Stock Purchase Agreement, as amended or modified from time to time in accordance herewith, including all Schedules and Exhibits hereto.

“Ancillary Agreements” means the APA.

“APA” has the meaning set forth in the Recitals.

“Applicable Rate” means the prime interest rate published by The Wall Street Journal on the Closing Date.

“Assumed Liabilities” has the meaning set forth in the APA.

“Bank” has the meaning set forth in the Recitals.

“Bank Accounting Principles” means the accounting procedures and methodologies of the Bank, including the methodology for determining lease and loan loss reserves, in effect as of April 30, 2011 and used in the preparation of the Call Reports and Reference Balance Sheet, which are in accordance with GAAP (or, in the case of the Call

Reports, SAP), applied consistently and without any changes or modifications, except as amended or clarified by the accounting procedures and methodologies specified in Exhibit 1.

“Bank Employees” has the meaning set forth in Section 3.02(n)(1).

“Bank Merger” has the meaning set forth in Section 2.04.

“Bank Merger Agreement” has the meaning set forth in Section 2.04.

“Bank Tangible NAV” means, as of any specified date, the amount in U.S. dollars equal to the sum of the Bank’s consolidated total assets minus the Bank’s consolidated total liabilities minus the Bank’s goodwill and other intangibles (which, for the avoidance of doubt, shall not include Mortgage Servicing Rights) as of the close of business on such date, in each case calculated in accordance with the Bank Accounting Principles and subject to the adjustments provided for in Exhibit 1.

“Banking Deposit Threshold” has the meaning set forth in Section 4.06(b)(4).

“BHC Act” means the Bank Holding Company Act of 1956.

“Bids” has the meaning set forth in Exhibit 1.

“Board of Directors” means, with respect to any Person, the board of directors or such other similar governing body or group established pursuant to the Constituent Documents of such Person.

“Broker Dealers” has the meaning set forth in Exhibit 1.

“Business Day” means any day other than a Saturday or Sunday or a day in which banking institutions in New York, New York or Pittsburgh, Pennsylvania are authorized or required by law to close.

“Call Reports” has the meaning set forth in 3.02(f)(1).

“Closing” has the meaning set forth in Section 2.02(a).

“Closing Balance Sheet” means a consolidated balance sheet of the Bank and its Subsidiaries as of the close of business on either (a) the last day of the month immediately preceding the month in which the Closing Date occurs or (b) such other date as the parties hereto may mutually agree, prepared in the same manner as the Reference Balance Sheet, and which sets forth the Closing Tangible NAV, and which further sets forth on a schedule thereto the amount of net operating losses of the Bank and its Subsidiaries to the extent included in the computation of the deferred Tax assets reflected in the Closing Tangible NAV (the “NOL Schedule”).

“Closing Date” has the meaning set forth in Section 2.02(a).

“Closing Date Cash Payment” means an amount of cash equal to (A) the Estimated Purchase Price minus (B) the Stock Consideration Value.

“Closing Date NFV” has the meaning set forth in Exhibit 1.

“Closing Tangible NAV” means an amount in U.S. dollars reflected on the Closing Balance Sheet equal to the Bank Tangible NAV as of the close of business on the day for which the Closing Balance Sheet is prepared, calculated by Purchaser in accordance with the Bank Accounting Principles and in the same manner as the calculation of Bank Tangible NAV on the Reference Balance Sheet, subject to the adjustments provided for in Exhibit 1.

“Code” means the Internal Revenue Code of 1986.

“Common Stock” has the meaning set forth in Section 3.02(b)(1).

“Confidentiality Agreement” means the letter agreement between Parent and Purchaser, dated March 9, 2011.

“Competing Banking Business” has the meaning set forth in Section 4.06(b)(4).

“Consequential Damages” has the meaning set forth in Section 6.04(e).

“Constituent Documents” means the charter and bylaws of a corporation, the charter and the operating agreement of a limited liability company, and the comparable documents of other entities.

“Continuation Period” has the meaning set forth in Section 4.09(a).

“Continuing Employee” has the meaning set forth in Section 4.09(a).

“Contract” means, with respect to any Person, any agreement, indenture, debt instrument, contract, lease or other binding commitment to which such Person or any of its Subsidiaries is a party or by which any of them is bound or to which any of their properties or assets is subject.

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section

601 et seq. of ERISA and Section 4980B of the Code, and (v) under corresponding or similar provisions of foreign laws or regulations, other than such liabilities that arise solely out of, or relate solely to, plans directly sponsored by the Bank and its Subsidiaries.

“Covered Period” means the earlier of (a) June 30, 2012 and (b) the date on which Purchaser has sold all of the Covered Securities.

“Covered Securities” has the meaning set forth in Exhibit 1.

“CPA Firm” has the meaning set forth in Section 2.03(d).

“Deductible” has the meaning set forth in Section 6.02(b).

“Derivative Contract” has the meaning set forth in Section 3.02(k).

“Designated Seller Representations” means the representations and warranties of Seller set forth in Sections 3.02(a), 3.02(b), 3.02(c) (other than the representations and warranties contained in the first and last sentences of Section 3.02(c)(2)), 3.02(f)(4)(C) and 3.02(m).

“Direct Claims” has the meaning set forth in Section 6.05.

“Disclosure Schedule” means the Purchaser Disclosure Schedule or the Seller Disclosure Schedule.

“Discount” means $112 million dollars.

“Effective Time” has the meaning set forth in Section 2.02(a).

“Eligible Employee” has the meaning set forth in Section 4.09(f).

“Environmental Laws” means any Law relating to the protection of human health from exposure to any Hazardous Material, or the protection of the environment, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any trade or business, whether or not incorporated, that, together with the Bank or Purchaser, as the case may be, would be deemed a “single employer” pursuant to Section 414(b), (c), (m) or (o) of the Code.

“Estimated Closing Balance Sheet” means a consolidated balance sheet of the Bank and its Subsidiaries, prepared in the same manner as the Reference Balance Sheet, as of the close of business on either (a) the last day of the month immediately preceding the month in which the Closing Date occurs or (b) such other date as the parties hereto mutually agree, and which sets forth the Estimated Closing Tangible NAV as of such time.

“Estimated Closing Tangible NAV” means an amount in U.S. dollars reflected on the Estimated Closing Balance Sheet equal to the Bank Tangible NAV as of the close of business on the day for which the Estimated Closing Balance Sheet is prepared, excluding the book value of the Excluded Assets and Liabilities as of such time, calculated by Seller in accordance with the Bank Accounting Principles and in the same manner as the calculation of Bank Tangible NAV on the Reference Balance Sheet, subject to the adjustments provided for in Exhibit 1.

“Estimated Purchase Price” means an amount of U.S. dollars equal to the Estimated Closing Tangible NAV minus the Discount.

“Excess Plan” has the meaning set forth in Section 4.09(g).

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Assets and Liabilities” has the meaning set forth in Section 4.12(a).

“Excluded Purchaser Qualifications” has the meaning set forth in Section 5.02(a).

“Excluded Seller Qualifications” has the meaning set forth in Section 5.03(a).

“Excluded Taxes” means (a) any Taxes of the Bank and its Subsidiaries for any Pre-Closing Tax Period (including any Taxes imposed on the Bank or any of its Subsidiaries as a result of the recognition of any “deferred intercompany gain” or “excess loss account”), (b) any Taxes imposed on Seller, Parent or any of their respective Affiliates (other than the Bank and its Subsidiaries), (c) any Taxes of a Person other than the Bank or any of its Subsidiaries but for which the Bank and its Subsidiaries may be liable under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Tax law), or as a transferee, successor, by contract or otherwise, for any Pre-Closing Tax Period (other than the Bank and its Subsidiaries), (d) any Taxes arising from any breach by Seller or any of its Affiliates (other than a breach by the Bank or any of its Subsidiaries after the Closing Date) of any covenant contained in Section 4.11 or Section 4.01(b)(xii), of this Agreement, (e) any Taxes arising from or in connection with any inaccuracy in or breach of any of the representations or warranties made by Seller in Section 3.02(p) of this Agreement (with respect to the representations and warranties in Section 3.02(p)(12), to be read for this purpose without reference to any Excluded Seller Qualification), (f) any Transfer Taxes for which Seller is responsible pursuant to Section 4.11(h), and (g) all costs and expenses, including reasonable out-of-pocket legal, accounting, appraisal, consulting or similar fees, actually incurred relating to the foregoing. For purposes of this Agreement, in the case of any Straddle Period, (i) Property Taxes of the Bank and its Subsidiaries shall be allocated between the period ending on the Closing Date and the period beginning after the Closing Date pro rata on the basis of the number of days in such Tax period, and (ii) Taxes (other than Property Taxes) of the Bank and its Subsidiaries for the Pre-Closing Tax Period shall be computed as if such taxable period ended as of the close of business on the Closing Date, provided that Excluded Taxes shall not include any additional Tax owed by the Bank or any of its Subsidiaries resulting from any transaction engaged in by the Bank or any of its Subsidiaries occurring on the Closing Date after the Effective Time (including, for the avoidance of doubt, any Tax arising as a result of the Bank Merger), other than Taxes arising from any transaction engaged in the ordinary course of the Bank’s or a Bank Subsidiary’s business.

“Extensions of Credit” has the meaning set forth in Section 3.02(s)(1).

“FDIC” has the meaning set forth in Section 3.02(a)(2).

“Federal Reserve” means the Board of Governors of the Federal Reserve System.

“Financial Statements” has the meaning set forth in Section 3.02(f)(1).

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Authority” means any federal, state, local, foreign or supranational court, administrative agency or commission or other federal, state, local, foreign or supranational governmental authority, entity or instrumentality, including self-regulatory organizations.

“Hazardous Material” means any hazardous waste, petroleum product, polychlorinated biphenyl, asbestos or asbestos containing material, chemical, pollutant, contaminant, pesticide, radioactive substance, or other toxic material, or other material or substance regulated under any Environmental Law.

“Inactive Employee” means any employee, who is, as of the Closing Date, absent due to illness or disability or other approved leave of absence (other than ordinary vacation or illness absence not expected to last more than 30 Business Days).

“Indemnified Person” has the meaning set forth in Section 6.04(a).

“Indemnifying Person” has the meaning set forth in Section 6.04(a).

“Indemnity Cap” has the meaning set forth in Section 6.02(b).

“Intellectual Property” means patents, know-how and trade secrets, trade names, service marks and trademarks and the goodwill associated therewith, domain names, database rights, and copyrights and all registrations of and applications for any of the foregoing, including any extension, modification or renewal of any such registration or application.

“Intercompany Payables” means all account, note or loan payables and all advances (cash or otherwise) or any other Extensions of Credit that are payable by Parent or any of its Subsidiaries (other than the Bank or its Subsidiaries) to the Bank or its Subsidiaries.

“Intercompany Receivables” means all account, note or loan payables and all advances (cash or otherwise) or any other Extensions of Credit that are receivable by Parent or any of its Subsidiaries (other than the Bank or its Subsidiaries) from the Bank or its Subsidiaries.

“IRS” means the Internal Revenue Service.

“Knowledge” means the actual knowledge of any of the individuals set forth on Section 1.01 of the Seller Disclosure Schedule, or the knowledge that each such individual would ordinarily have based on his or her respective position without any duty to investigate, when used with respect to Seller, or the actual knowledge of any of the individuals set forth on Section 1.01 of the Purchaser Disclosure Schedule, or the knowledge that each such individual would ordinarily have based on his or her respective position without any duty to investigate, when used with respect to Purchaser.

“Law” means any law (including common law), statute, code, ordinance, rule, regulation, order, award, writ, decree, directive or injunction issued, promulgated or entered into by or with any Governmental Authority.

“Liabilities” means any and all debts, liabilities, commitments and obligations of any kind, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determined, determinable or otherwise, whenever or however arising (including, whether arising out of any contract or tort based on negligence or strict liability).

“Lien” means any charge, mortgage, pledge, security interest, restriction, claim, lien or other similar encumbrance.

“Litigation” has the meaning set forth in Section 3.02(l).

“Loan Property” means any property in which the applicable party (or a Subsidiary of it) holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Losses” has the meaning set forth in Section 6.02(a).

“Market Price” means the volume-weighted average trading price of a Purchaser Share on the New York Stock Exchange as reported by Bloomberg for each of the last 10 trading days immediately preceding the Closing Date starting with the opening of trading on the first such trading day and ending on the closing of the last trading day prior to the Closing Date.

“Marks” has the meaning set forth in Section 4.14.

“Material Contract” means any of the following Contracts to the extent executory:

(a) any lease of real property that provides for annual payments of $500,000 or more;

(b) any agreement for the purchase, sale or lease of materials, supplies, goods, services, equipment or other assets (other than those specified elsewhere in this definition) that provides for either (i) annual payments or obligations of $500,000 or more, or (ii) aggregate payments or obligations of $500,000 or more;

(c) any employment agreement, severance agreement, retention agreement, change of control agreement, consulting agreement or similar agreement that is with any director or executive officer or that is not terminable at will upon 30 days’ or less notice and without any financial obligation exceeding $100,000;

(d) any partnership, joint venture or other similar agreement or arrangement;

(e) any agreement relating to the acquisition or disposition of any business or operations or, other than in the ordinary course of business, any material amount of assets or liabilities (whether by merger, sale of stock, sale of assets, outsourcing or otherwise);

(f) any indenture, mortgage, promissory note, loan agreement, guarantee, sale and leaseback agreement, capitalized lease or other agreement or commitment for the borrowing of money or the deferred purchase price of property in excess of $500,000 (in either case, whether incurred, assumed, guaranteed or secured by any asset);

(g) any agreement that creates future payments or obligations in excess of $500,000 in the aggregate and which by its terms does not terminate or is not terminable without penalty or payment upon notice of 180 days or less;

(h) any license, franchise or similar agreement material to the business and operations of the Bank and its Subsidiaries;

(i) any exclusive dealing or third party referral agreement imposed on the Bank or its Subsidiaries or any agreement that contains express non-competition or non-solicitation covenants that limit or purport to limit the freedom of the Bank or its Subsidiaries to compete in any line of business or with any Person or in any area, or to solicit the business of any Person or category of Persons;

(j) any agreement that grants any right of first refusal, right of first offer or similar right with respect to any assets, rights or property of the Bank or its Subsidiaries; and

(k) any Contract by the Bank or such Subsidiary with either Seller or any other Affiliate of Parent (other than the Bank or any of its Subsidiaries).

“MSA” means a Metropolitan Statistical Area, as defined in the United States Office of Management and Budget Bulletin No. 08-01, dated November 20, 2007.

“Naming Rights Agreement” means the Naming Rights Agreement, dated September 1, 2002, by and among Seller (formerly RBC Centura Banks, Inc.), Gale Force Sports & Entertainment, LLC and Gale Force Holdings Limited Partnership.

“NOL Schedule” has the meaning set forth in the definition of Closing Balance Sheet.

“Non-Compete Term” has the meaning set forth in Section 4.06(a).

“Parent” has the meaning set forth in the Preamble.

“Parent Marks” has the meaning set forth in Section 4.14.

“Permits” has the meaning set forth in Section 3.02(j)(2).

“Permitted Liens” means, with respect to the Bank and its Subsidiaries, (a) mechanics’, materialmen’s, warehousemen’s, carriers’, workers’, landlord’s or repairmen’s liens or other similar common law or statutory Liens arising or incurred in the ordinary course of business; (b) liens for Taxes, assessments and other governmental charges not yet due and payable or due but not delinquent or being contested in good faith by appropriate proceedings, in each case, in an amount that would not be material; (c) licenses granted in the ordinary course of business; (d) minor gaps in the chain of title or other Liens that are readily apparent from the records of the applicable Governmental Authority registries; and (e) Liens that would not impair in any material respect the use or value of the property in question.

“Person” means any individual, bank, savings association, corporation, partnership, limited liability company, association, joint-stock company, business trust or unincorporated organization.

“Post-Closing Tax Period” means any Taxable year or period beginning after the Closing Date and, in the case of any Straddle Period, the portion of such period beginning immediately after the Closing Date.

“Pre-Closing Tax Period” means any Taxable year or period ending on or prior to the Closing Date, and in the case of any Straddle Period, the portion of such period ending on and including the Closing Date.

“Previously Disclosed” with regard to a party means information set forth on its Disclosure Schedule; provided, however, that disclosure in any section of such Disclosure Schedule shall apply only to the indicated section of this Agreement except to the extent that it is reasonably apparent from the face of such disclosure that such disclosure is applicable to another section of this Agreement.

“Pricing Provider” has the meaning set forth in Exhibit 1.

“Property Taxes” means real, personal, and intangible ad valorem property taxes.

“Purchase” has the meaning set forth in the Recitals.

“Purchase Price” has the meaning set forth in Section 2.01.

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Bank” has the meaning set forth in the Recitals.

“Purchaser Disclosure Schedule” has the meaning set forth in Section 3.01.

“Purchaser Financial Statements” has the meaning set forth in Section 3.03(f)(1).

“Purchaser Indemnitee” has the meaning set forth in Section 6.02(a).

“Purchaser Material Adverse Effect” means, with respect to Purchaser, any fact, event, change, condition, development, circumstance or effect that:

(a) is material and adverse to the business, assets, properties, financial condition or results of operations of Purchaser and its Subsidiaries, taken as a whole; or

(b) would materially impair the ability of Purchaser to perform its obligations under this Agreement or otherwise materially impede or delay the consummation of the transactions contemplated by this Agreement;

provided that, in determining whether a Purchaser Material Adverse Effect has occurred for purposes of clause (a) of this definition, there shall be excluded any effect to the extent attributable to or resulting from (1) changes of any type in general economic or in equity or debt market conditions, including general trading levels in any capital market; (2) changes in the financial services industry in general and not specifically relating to Purchaser; (3) changes in GAAP or regulatory accounting requirements; (4) changes in applicable Law or the interpretation thereof by Governmental Authorities; (5) events, conditions or trends in economic, business, credit or financial conditions generally affecting the banking sector specifically, and changes in the credit markets, any downgrades in the credit markets, or adverse credit events resulting in deterioration in the credit markets generally and including changes to any previously correctly applied asset marks resulting therefrom; (6) any change, effect, event or occurrence arising out of the announcement or performance of this Agreement or the transactions contemplated hereby; (7) general changes in national or international political conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the escalation of such an engagement, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States (other than an attack directed against or directly impacting Purchaser or any of its Subsidiaries or any of their respective assets, facilities or operations); (8) actions or omissions of Purchaser or any of its Subsidiaries taken by Purchaser or any of its Subsidiaries at the prior written request (which may include emails or other electronic communications whether or not transmitted in accordance with the notice provisions of Section 8.07) of Seller or its Affiliates; or (9) natural disasters.

“Purchaser Plans” has the meaning set forth in Section 4.09(d).

“Purchaser Preferred Shares” has the meaning set forth in Section 3.03(b).

“Purchaser Retiree Medical Plan” has the meaning set forth in Section 4.09(f).

“Purchaser SEC Reports” has the meaning set forth in Section 3.03(e)(3).

“Purchaser Shares” has the meaning set forth in Section 3.03(b).

“RBC” means Royal Bank of Canada.

“Realized Gain” means the excess, if any, of the net proceeds realized by the Bank or its Affiliates from the sale of a Covered Security to a third party over the Closing Date NFV of such Covered Security.

“Realized Loss” means the excess, if any, of the Closing Date NFV of a Covered Security over the net proceeds realized by the Bank or its Affiliates from a sale of such Covered Security to a third party.

“Reference Balance Sheet” means the balance sheet attached hereto as Exhibit 1, which is a consolidated balance sheet of the Bank and its Subsidiaries as of the close of business on April 30, 2011 and which sets forth the Bank Tangible NAV as of such date.

“Refund Claim” means the claim of refund of federal income Taxes filed by RBC Bancorporation (USA), a predecessor of Seller, for RBC Bancorporation (USA)’s Tax year ended December 31, 2003.

“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Authority or internet domain name registrar.

“Registration Rights Agreement” has the meaning set forth in Section 4.19.

“Reports” has the meaning set forth in Section 3.02(j)(4).

“Representatives” has the meaning set forth in Section 4.04(a).

“Requisite Regulatory Approvals” has the meaning set forth in Section 4.02(b).

“Restricted Services” means the products and services offered by the Bank and its Subsidiaries as of the date hereof in the context of operating a branch banking business serving the mass retail and small commercial banking markets of the type conducted by the Bank and its Subsidiaries as of the date hereof, excluding products and services proposed to be discontinued by the Bank through the pending sale of its trust division (assuming such sale is completed).

“Restricted Territory” means the States of Alabama, Florida, Georgia, North Carolina, South Carolina and Virginia.

“Retained Customer” means each customer designated as such on the Retained Customer List.

“Retained Customer List” has the meaning set forth in Section 4.21.

“Retained Employees” has the meaning set forth in Section 4.09(b).

“Rights” means, with respect to any Person, securities or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock or equity appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price, book or other value of, shares of capital stock, units or other equity interests of such Person or any of such Person’s Subsidiaries.

“Sale Transaction” has the meaning set forth in Section 4.06(b)(5).

“SAP” means GAAP as modified by applicable Law for purposes of producing Consolidated Reports of Condition and Income for a state-chartered bank.

“Scheduled Intellectual Property” has the meaning set forth in Section 3.02(r).

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Securities Laws” means the Securities Act, the Exchange Act and any applicable securities Laws of any state.

“Seller” has the meaning set forth in the Preamble.

“Seller Disclosure Schedule” has the meaning set forth in Section 3.01.

“Seller Employee Plans” has the meaning set forth in Section 3.02(n)(1).

“Seller Indemnitee” has the meaning set forth in Section 6.03(a).

“Seller Material Adverse Effect” means, with respect to the Sellers, any fact, event, change, condition, development, circumstance or effect that:

(a) is material and adverse to the business, assets, properties, financial condition or results of operations of the Bank and its Subsidiaries and of the Acquired Assets and the Assumed Liabilities , taken as a whole; or

(b) would materially impair the ability of the Sellers to perform their obligations under this Agreement and the APA or otherwise materially impede or delay the consummation of the Stock Sale and the other transactions contemplated by this Agreement and the APA;

provided that, in determining whether a Seller Material Adverse Effect has occurred for purposes of clause (a) of this definition, there shall be excluded any effect to the extent attributable to or resulting from (1) changes of any type in general economic or in general equity or debt market conditions, including general trading levels in any capital market; (2) changes in the financial services industry in general and not specifically relating to the Bank or to the Acquired Assets or the Assumed Liabilities; (3) changes in GAAP or regulatory accounting requirements; (4) changes in applicable Law or the interpretation thereof by Governmental Authorities; (5) events, conditions or trends in economic, business, credit or financial conditions generally affecting the banking sector specifically, and changes in the credit markets, any downgrades in the credit markets, or adverse credit events resulting in deterioration in the credit markets generally and including changes to any previously correctly applied asset marks resulting therefrom; (6) any change, effect, event or occurrence arising out of the announcement or performance of this Agreement or the transactions contemplated hereby; (7) general changes in national or international political conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the escalation of such an engagement, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States (other than an attack directed against or directly impacting the Bank or any of its Subsidiaries or any of their respective assets, facilities or operations); (8) actions or omissions of the Sellers or their Subsidiaries (including the Bank) taken by the Sellers or the Bank or any of their Subsidiaries at the prior written request (which may include emails or other electronic communications whether or not transmitted in accordance with the notice provisions of Section 8.07) of Purchaser or its Affiliates; or (9) natural disasters.

“Seller’s Objection” has the meaning set forth in Section 2.03(c).

“Sellers” has the meaning set forth in the Preamble.

“Shares” has the meaning set forth in the Recitals.

“Specified Purchaser Representations” has the meaning set forth in Section 5.02(a).

“Stock Consideration” means a number determined by Purchaser in its sole discretion and specified to Parent in writing on the Closing Date of fully paid and nonassessable Purchaser Shares, free and clear of any Lien (other than restrictions on transfer which arise under applicable Securities Laws, this Agreement or the other Transaction Documents) not to exceed the quotient of (A) $1,000,000,000 (one billion dollars) divided by (B) the Market Price, rounded up to the nearest whole share, provided that if the issuance to Seller or its designees of the Stock Consideration would cause Parent to own, directly or indirectly, Purchaser Shares representing more than 4.9% of the total number of Purchaser Shares issued and outstanding immediately following the Closing (as calculated for purposes of the prior approval requirements of Section 3(a)(3) of the BHC Act), then the aggregate number of Purchaser Shares to be issued to Parent or its designees at the Closing shall be reduced so that the number of Purchaser Shares so owned, directly or indirectly, by Parent or its designees will be equal to 4.9% of the total number of Purchaser Shares issued and outstanding (as calculated for purposes of the prior approval requirements of Section 3(a)(3) of the BHC Act) immediately following the Closing. No later than five

Business Days prior to the Closing Date, Purchaser shall specify to Parent in writing its good faith estimate of the Stock Consideration Value. For the avoidance of doubt, the Stock Consideration may equal zero.

“Stock Consideration Value” means an amount of U.S. dollars equal to the result of (i) the number of Purchaser Shares consisting of the Stock Consideration, if any, multiplied by (ii) the Market Price. For the avoidance of doubt, in the event that the Stock Consideration is zero, the Stock Consideration Value shall be zero.

“Stock Sale” has the meaning set forth in Section 2.01(a).

“Straddle Period” means, with respect to the Bank and its Subsidiaries, any taxable period beginning on or prior to and ending after the Closing Date.

“Subsidiary” and “Significant Subsidiary” have the meanings ascribed to them in Rule 1-02 of SEC Regulation S-X and, solely with respect to the definition of “Significant Subsidiary,” measured as of December 31, 2010.

“Subsidiary Shares” has the meaning set forth in Section 3.02(c)(2).

“Support Obligations” has the meaning set forth in Section 4.13.

“Takeover Laws” has the meaning set forth in Section 3.02(w).

“Takeover Provisions” has the meaning set forth in Section 3.02(w).

“Tax” and “Taxes” means all federal, state, local and foreign taxes, however denominated (including income, gross receipts, windfall profits, severance, property, production, sales, use, license, excise, franchise, employment and withholding taxes), together with any interest, penalties and additions imposed by any taxing authority with respect to taxes.

“Tax Contest” means any federal, state, local or foreign audit, examination, refund litigation, adjustment in controversy, or other administrative proceeding or court proceeding.

“Tax Returns” means all federal, state, local and foreign returns and reports (including, without limitation, consolidated federal income tax returns) required to be filed with respect to any Tax.

“Termination Date” has the meaning set forth in Section 7.01(b).

“Third-Party Claim” has the meaning set forth in Section 6.04(a).

“Third-Party Reimbursement” has the meaning set forth in Section 6.04(d).

“Total Closing Date NFV” means the aggregate Closing Date NFV of each of the Covered Securities, determined in accordance with the methodologies set forth in Exhibit 1.

“Transaction Documents” means this Agreement and the Ancillary Agreements.

“Transfer” has the meaning set forth in the Recitals.

“Transfer Taxes” has the meaning set forth in Section 4.11(h).

“Transferred Customer” means each customer designated as such on the Transferred Customer List.

“Transferred Customer List” has the meaning set forth in Section 4.21.

“Transferred Intellectual Property” means the Intellectual Property set forth on Section 3.02(r)(2) of the Seller Disclosure Schedule, and any common law rights in such Intellectual Property, and all goodwill relating thereto.

“Voting Debt” has the meaning set forth in Section 3.02(b)(1).

“WM Advisors” means the persons referred to in Schedule 4.07(b).

1.02 Interpretation; Effect.

(a) In this Agreement, except as the context may otherwise require, references to:

(1) the Preamble, Recitals, Sections, Exhibits or Schedules are to the Preamble to, a Recital or Section of, or Exhibit or Schedule to, this Agreement;

(2) this Agreement are to this Agreement, and the Exhibits and Schedules to it, taken as a whole;

(3) the transactions contemplated hereby means the transactions provided for in this Agreement;

(4) any Contract (including this Agreement) or Constituent Document are to the Contract or Constituent Document as amended, modified, supplemented or replaced from time to time;

(5) any statute or regulation are to the statute or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes,

include any rules and regulations promulgated under the statute) and to any section of any statute or regulation include any successor to the section; and

(6) any Governmental Authority includes any successor to that Governmental Authority.

(b) The inclusion of any information in any Disclosure Schedule shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material or has resulted in or is reasonably likely to result in a Seller Material Adverse Effect or Purchaser Material Adverse Effect, as the case may be.

(c) The words “hereby”, “herein”, “hereof”, “hereunder” and similar terms are to be deemed to refer to this Agreement as a whole and not to any specific Section.

(d) The words “include”, “includes” or “including” are to be deemed followed by the words “without limitation”. Any singular term in this Agreement will be deemed to include the plural, and any plural term the singular. All pronouns and variations of pronouns will be deemed to refer to the feminine, masculine or neuter, singular or plural, as the identity of the Person referred to may require.

(e) The word “party” is to be deemed to refer to Sellers or Purchaser.

(f) References to “dollars” and “$” mean United States dollars, unless otherwise indicated.

(g) The table of contents and Article and Section headings are for reference purposes only and do not limit or otherwise affect any of the substance of this Agreement.

(h) This Agreement is the product of negotiation by the parties, having the assistance of counsel and other advisers. The parties intend that this Agreement not be construed more strictly with regard to one party than with regard to the other.

(i) No provision of this Agreement is to be construed to require, directly or indirectly, any Person to take any action, or omit to take any action, to the extent such action or omission would violate applicable Law (including statutory and common law), rule or regulation.

ARTICLE II

Purchase and Sale

2.01 Purchase and Sale.

On the terms and subject to the conditions set forth herein, at the Closing, (a) Seller shall Transfer, or cause to be Transferred to Purchaser, or to a wholly owned Subsidiary of Purchaser, and Purchaser shall Purchase, or cause such wholly owned Subsidiary to Purchase, from Seller, free and clear of any Liens (other than restrictions on transfer which arise solely under applicable Securities Laws, this Agreement or the other Transaction Documents), the Shares (the “Stock Sale”) and (b) Purchaser shall, in consideration of the Stock Sale, pay or cause to be paid to Seller (or any Affiliate of Parent designated by Parent in writing), in the manner and in the form set forth herein, an amount equal to the Closing Tangible NAV minus the Discount (as adjusted herein, the “Purchase Price”).

2.02 Closing; Deliverables.

(a) Closing and Effective Time. The closing for the Stock Sale (the “Closing”, and the date on which the Closing occurs, the “Closing Date”) shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York at 10:00 a.m., New York City time (or at such other place and time as the parties hereto may mutually agree) on such date as the parties hereto may mutually agree or, in the absence of such agreement on date, on the date set forth in Schedule 2.02(a). The effective time of the Stock Sale (the “Effective Time”) shall be 11:59 p.m. on the Closing Date.

(b) Deliveries at Closing. At the Closing, (1) Seller shall deliver to Purchaser a certificate or certificates evidencing all the Shares, duly endorsed in blank or accompanied by stock powers duly executed in blank, in proper form for transfer, (2) Purchaser shall (A) deliver to Seller certificates or, if uncertificated, other evidence of ownership representing the Stock Consideration, if any (or, if applicable, other similar documentation evidencing the Stock Consideration, if any), registered in the name of Seller or another designee of Parent, and (B) pay to Seller the Closing Date Cash Payment by wire transfer of immediately available funds to one or more accounts to be designated in writing by Seller to Purchaser no later than two Business Days prior to the Closing Date, (3) Seller and Purchaser shall deliver the certificates referred to in Sections 5.02 and 5.03, respectively, (4) Seller shall deliver the resignations referred to in Section 5.03(c), (5) Seller shall deliver to Purchaser an executed certification of non-foreign status meeting the requirements of Treasury Regulation Section 1.1445-2(b)(2), duly executed and acknowledged, substantially in the form of the sample certificates set forth in Treasury Regulation Section 1.1445-2(b)(2)(iv)(B), (6) Seller shall, or shall cause its applicable Affiliates to, take the actions specified on Section 2.02(b) of the Seller Disclosure Schedule, and (7) in the event that the Stock Consideration does not equal zero, Seller and Purchaser shall enter into the Registration Rights Agreement.

(c) Anti-Dilution Provisions. In the event that the Stock Consideration does not equal zero, Purchaser shall be prohibited from effecting a stock split, reverse stock split, a combination of shares, a stock reclassification or any other similar action with respect to Purchaser Shares during the period starting on the first trading day of the ten trading day period in which the Market Price is determined and ending at the end of the Closing Date.

2.03 Estimated Purchase Price; Adjustment.

(a) Not fewer than three Business Days prior to the Closing Date, Seller shall deliver, or cause to be delivered, to Purchaser (1) the Estimated Closing Balance Sheet, which shall be prepared in accordance with the Bank Accounting Principles and shall reflect the adjustments provided for in Exhibit 1, and shall set forth in reasonable detail the calculation of the Estimated Closing Tangible NAV and the Estimated Purchase Price, and (2) a certificate of Seller certifying that the Estimated Closing Balance Sheet has been prepared in accordance with this Agreement.

(b) As soon as practicable, but in no event more than 60 days following the Closing Date, Purchaser shall prepare, or cause to be prepared, and deliver, or cause to be delivered to Seller, (1) the Closing Balance Sheet, which shall be prepared in the same manner as the Reference Balance Sheet in accordance with the Bank Accounting Principles and with the adjustments provided for in Exhibit 1), and which shall set forth in reasonable detail the calculation of the Closing Tangible NAV, and (2) a certificate of Purchaser certifying that the Closing Balance Sheet has been prepared in accordance with this Agreement.

(c) Seller shall, within 45 days after the delivery by Purchaser to Seller of the Closing Balance Sheet, complete its review of the Closing Balance Sheet. The Closing Balance Sheet shall become final and binding upon the parties on the 45th day following delivery thereof, unless Seller determines that the Closing Balance Sheet has not been prepared on the basis set forth in this Agreement, that as a result the Closing Tangible NAV is in error by an amount greater than $50,000, and gives written notice of its disagreement with the Closing Balance Sheet (the “Seller’s Objection”) to Purchaser prior to such date. The Seller’s Objection shall (1) specify in reasonable detail the nature of each disagreement so asserted, (2) only include disagreements based on the Closing Tangible NAV set forth in the Closing Balance Sheet not being calculated, or the Closing Balance Sheet not being prepared, in each case in accordance with this Agreement, and (3) specify what Seller reasonably believes is the correct Closing Tangible NAV based on the disagreements set forth in such Seller’s Objection. If Seller delivers a Seller’s Objection, then the Closing Balance Sheet and the Closing Tangible NAV (as revised or adjusted in accordance with this sentence) shall become final and binding upon Purchaser and Seller on the earlier of (A) the date Purchaser and Seller resolve in writing any differences they have with respect to the matters specified in the Seller’s Objection and (B) the date any disputed matters are finally resolved in writing in accordance with the procedures specified in this Agreement. During the 30-day period following the delivery of the Seller’s Objection, Purchaser and Seller shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Seller’s Objection. Purchaser and its accountants shall, and shall cause the Bank or its successor to, and Seller and its accountants shall, promptly provide the other party and its accountants and representatives full access to all personnel, books and records, data and financial statements and any other information, including work papers of its accountants, reasonably requested by the other party to the extent necessary for such party to review the Closing Balance Sheet or to prepare Seller’s Objection (in the case of Seller) or to review the Seller’s Objection (in the case of Purchaser); provided that such party and its accountants and representatives have executed all release letters reasonably requested by the other party’s accountants in connection therewith.

(d) If Seller and Purchaser are unable to resolve all of their disagreements with respect to the determination of the Closing Balance Sheet and Closing Tangible NAV within the 30-day period after delivery of the Seller’s Objection, they shall refer their remaining differences to an internationally recognized firm of independent certified U.S. public accountants as to which Seller and Purchaser mutually agree (the “CPA Firm”), who shall, limiting their review to matters properly included in the Seller’s Objection and acting as experts and not as arbitrators, determine, on the basis of the standard set forth in Section 2.03(b) hereof, the Closing Balance Sheet and Closing Tangible NAV. The parties shall instruct the CPA Firm to deliver the Closing Balance Sheet to Purchaser and Seller no later than 20 Business Days after the remaining differences underlying Seller’s Objection are referred to the CPA Firm. In making such determination regarding the applicable dispute, the CPA Firm shall select, with respect to each item in dispute, an amount between or equal to Purchaser’s position set forth in the Closing Balance Sheet and Seller’s position as set forth in the Seller’s Objection. The CPA Firm’s determination shall include a certification that it determined the Closing Balance Sheet in accordance with this Section 2.03(d) and shall be conclusive and binding upon Purchaser and Seller, absent clear and manifest error and subject to the following sentence. The fees and disbursements of the CPA Firm shall be paid by Purchaser or Seller in proportion to those matters submitted to the CPA Firm that are resolved against that party, as such fees and disbursements are allocated by the CPA Firm in accordance with this Section 2.03 at the time of the CPA Firm’s determination. The fees and expenses of Seller’s accountants and representatives, incurred in connection with their review of the Closing Balance Sheet and, if applicable, the Seller’s Objection shall be borne by Seller, and the fees and expenses of Purchaser’s accountants and representatives, incurred in connection with their review of the Closing Balance Sheet and, if applicable, the Seller’s Objection shall be borne by Purchaser. Purchaser and its accountants and Seller and its accountants shall (and Purchaser shall cause the Bank or its successor to) make available to the CPA Firm all relevant books and records and any work papers (including those of the parties’ respective accountants) relating to the Estimated Closing Balance Sheet, Seller’s Objection and the Closing Balance Sheet and all other items reasonably requested by the CPA Firm. For the purpose of the final determination of the Closing Balance Sheet, no change shall be made with respect to the accounting records of the Bank on which the Estimated Closing Balance Sheet or Closing Balance Sheet is to be based that would prevent, obstruct or otherwise affect the procedures set forth in this Section 2.03.

(e) If the Closing Tangible NAV exceeds the Estimated Closing Tangible NAV, Purchaser shall make an adjustment payment to Seller in an amount equal to such excess. If the Closing Tangible NAV is less than the Estimated Closing Tangible NAV, Seller shall make an adjustment payment to Purchaser in an amount equal to such difference. Any payment pursuant to this Section 2.03(e) shall be made together with interest on the amount of such payment at the Applicable Rate calculated on the basis of a 360-day year for the actual number of days elapsed, accrued from the Closing Date until, but not including, the date of payment. Within five days following determination of the Closing Tangible NAV, any payment payable pursuant to this Section 2.03(e) shall be paid by wire transfer of immediately available funds to a bank account or accounts designated by Purchaser or Seller, as the case may be, at least two Business Days prior to the expiration of such five day period. Any payment made pursuant to this Section 2.03 shall be treated for all tax purposes as adjustments to the Purchase Price.

2.04 Bank Merger.

As soon as practicable after the execution and delivery of this Agreement, the Bank and Purchaser Bank shall enter into a mutually agreed form of agreement (the “Bank Merger Agreement”), pursuant to which the Bank will merge with and into Purchaser Bank following the Effective Time (the “Bank Merger”). The parties intend that the Bank Merger will become effective immediately following the Effective Time.

2.05 Tax Treatment.

Purchaser and Seller acknowledge and agree that the Stock Sale shall be treated for U.S. federal income tax purposes as a taxable purchase and sale of the Shares, and neither Purchaser nor Seller shall take any position on any Tax Return, or take any other reporting position, inconsistent with such treatment, unless otherwise required by any change in applicable Law or in the interpretation or application thereof.

ARTICLE III

Representations and Warranties

3.01 Disclosure Schedules.

On or prior to the date of this Agreement, Seller has delivered to Purchaser a schedule (the “Seller Disclosure Schedule”), and Purchaser has delivered to Seller a schedule (the “Purchaser Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations and warranties contained in Section 3.02 or Section 3.03 (as the case may be) or to one or more of the covenants contained in Article IV.

3.02 Representations and Warranties of Seller.

Except as Previously Disclosed, Seller represents and warrants to Purchaser, as of the date of this Agreement and as of the Closing (except to the extent made only as of a specified date, in which case as of such date), that:

(a) Organization, Standing and Authority.

(1) Each of Parent and Seller is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Each of Parent and Seller has all corporate (or similar) power and authority to own, lease and operate its properties and to carry on its business as now conducted and is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except where failure to be so qualified would not, individually or in the aggregate, reasonably be likely to have a Seller Material Adverse Effect.

(2) The Bank is a North Carolina-chartered bank duly organized, validly existing and in good standing under the laws of North Carolina. The Bank has all requisite power and authority to own, lease and operate its properties and to carry on its business as now conducted and is duly qualified to do business as a foreign entity in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, reasonably be likely to have a Seller Material Adverse Effect. True, complete and correct copies of the Constituent Documents of the Bank, each as in effect as of the date of this Agreement, have been made available to Purchaser. The deposit accounts of the Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due.

(b) Capital Structure.

(1) The authorized capital stock of the Bank consists of 35,000,000 shares of common stock, par value $10.00 per share (the “Common Stock”), of which 26,219,274 shares are issued and outstanding and none of which are held in treasury as of the date of this Agreement. All the issued and outstanding shares of Common Stock have been duly authorized and are validly issued, fully paid and non-assessable. There are no outstanding or authorized Rights that would require the Bank to issue, sell or otherwise cause to become outstanding any of its capital stock. The Bank does not have any commitment to authorize, issue or sell any shares of Common Stock or other equity interests, and there are no shares of capital stock of the Bank authorized or reserved for issuance. None of the Bank’s issued and outstanding shares of capital stock are subject to, or have been issued in violation of, any preemptive rights. No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the holders of capital stock may vote (“Voting Debt”) have been issued by the Bank and are outstanding.

(2) Seller has good and marketable title to the Shares, free and clear of any and all Liens (other than restrictions on transfer which arise under applicable Securities Laws, this Agreement or the other Transaction Documents). Seller is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting of any capital stock of the Bank.

(c) Bank Subsidiaries.

(1) Each Subsidiary of the Bank has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now conducted and is duly qualified to do business as a foreign entity in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, reasonably be likely to have a Seller Material Adverse Effect. True, complete and correct copies of the Constituent Documents of the Bank’s Subsidiaries, each as in effect as of the date of this Agreement, have been made available to Purchaser.

(2) Seller has Previously Disclosed a list of the type and number of authorized and outstanding equity interests of each of its Subsidiaries, which represents 100 percent of the equity interests in each such Subsidiary (the “Subsidiary Shares”). The Bank has good and marketable title to all of the authorized and outstanding equity interests of each of its Subsidiaries, free and clear of any and all Liens (other than restrictions on transfer which arise under applicable Securities Laws, this Agreement or the other Transaction Documents). There are no outstanding or authorized Rights that would require any of the Bank’s Subsidiaries to issue, sell or otherwise cause to become outstanding any capital stock or other ownership or membership interests of any of the Bank’s subsidiaries. None of the Bank’s Subsidiaries have any commitment to authorize, issue or sell any equity, membership or other ownership interests, and there are no equity, membership or other ownership interests of any of the Bank’s Subsidiaries authorized or reserved for issuance. None of the Subsidiary Shares are subject to, or have been issued in violation of, any preemptive rights. No Voting Debt has been issued by the any of the Bank’s Subsidiaries and is outstanding. The Bank is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting of any capital stock of its Subsidiaries. Other than with respect to its Subsidiaries, the Bank does not own or have any interest, direct or indirect, or any commitment to purchase or otherwise acquire, any capital stock or other equity interest, direct or indirect, in any other Person.

(d) Corporate Authorization and Binding Effect. The Transaction Documents and the transactions contemplated thereby have been duly and validly authorized by all necessary corporate action of Sellers prior to the date of this Agreement. This Agreement is a valid and legally binding obligation of Sellers, and the other Transaction Documents to which Sellers are or will be a party have been, or at Closing will be, duly executed and delivered by Sellers and assuming due authorization, execution, and delivery of the Transaction Documents by the other parties thereto, constitute, or at Closing will constitute, valid and binding agreements of Sellers, enforceable against Sellers in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(e) Regulatory Filings; No Defaults.

(1) No consents or approvals of, or filings or registrations with, any Governmental Authority or other third party are required to be made or obtained by Sellers or the Bank in connection with the execution, delivery or performance by Sellers of the Transaction Documents to which they are a party, or to effect the transactions contemplated thereby (including with respect to the transfers provided for in Section 4.12), except for (A) the filing of any required applications, filings or notices with the U.S. Department of Justice, Federal Reserve, the North Carolina Office of the Commissioner of Banks, the Office of the Comptroller of the Currency and approval of or non-objection to such applications, filings and notices; (B) applications, filings or notices pursuant to the securities or blue sky laws of the various states with respect to the Stock Sale; and (C) such other consents, approvals, filings or registrations the failure of which to be obtained would not, individually or in the aggregate, reasonably be likely to have a Seller Material Adverse Effect.

(2) Subject to the receipt of the approvals and consents referred to in Section 3.02(e)(1) and the expiration of applicable waiting periods, the execution, delivery and performance by each Seller of the Transaction Documents to which it is a party and the consummation by it of the transactions contemplated thereby do not (A) constitute a violation or breach of or default under or give rise to (or give rise after the giving of notice, the passage of time or both) a right of termination, cancellation or acceleration of any obligation of such Seller or the Bank or any of the Bank’s Subsidiaries or to a loss of any benefits to which such Seller, the Bank or any of the Bank’s Subsidiaries is entitled under any provision of (i) such Seller’s, the Bank’s or any of the Bank’s Subsidiaries’ Constituent Documents; (ii) any Law applicable to such Seller or the Bank, other than immaterial violations of Law, or (iii) any Material Contract to which such Seller or the Bank and its Subsidiaries is a party or any license, franchise, permit or similar authorization held by such Seller or the Bank and its Subsidiaries, in the case of clause (iii), other than violations, breaches, defaults, rights or loss which would not, individually or in the aggregate, reasonably be likely to have a Seller Material Adverse Effect; or (B) result in the creation or imposition of any Lien (other than Permitted Liens) on any of the assets of the Bank or any of its Subsidiaries.

(f) Financial Statements; No Material Adverse Effect.

(1) Seller has previously made available to Purchaser complete and correct copies of RBC Bancorporation (USA)’s audited consolidated financial statements (including any related notes and schedules thereto and the signed, unqualified opinion of its independent auditor) for the fiscal year ended December 31, 2009 and the stub year ending October 31, 2010, and (ii) the Consolidated Reports of Condition and Income of the Bank that were filed by the Bank in 2011 and 2010 (such reports, the “Call Reports”), and that are publicly available ((i) and (ii) collectively, the “Financial Statements”). From the date of this Agreement until the Closing Date or the termination of this Agreement pursuant to Article VII, Seller will provide to Purchaser as promptly as practicable, but in no event later than the twentieth day following the end of the relevant calendar month, the monthly unaudited consolidated financial statements (including any related notes and schedules thereto) of the Bank that are prepared for management purposes, for each of the calendar months ended thereafter. Each of the statements of financial condition included in the Financial Statements fairly presents, or will fairly present, in all material respects the consolidated financial position of the Bank as of its date, and each of the statements of income and changes in stockholders’ equity and cash flows or equivalent statements included in the Financial Statements fairly presents or will fairly present in all material respects the consolidated results of operations, changes in stockholders’ equity and changes in cash flows, as the case may be, of the Bank for the periods set forth therein, in each case in accordance with GAAP (or, in the case of the Call Reports, SAP) consistently applied during the periods involved and subject, in each case, to (A) any matter to the extent disclosed in the Financial Statements (or the notes thereto, if applicable), and (B) in the case of the unaudited financial statements, to normal year-end adjustments.

(2) Except (A) for liabilities and obligations incurred in the ordinary course of business since April 30, 2011 or (B) as adequately reflected or reserved against in the Financial Statements provided to Purchaser prior to the date hereof (or disclosed in the notes thereto, if applicable) or adequately reflected in the Closing Balance Sheet and which, in the case of clause (A) and (B), would not, individually or in the aggregate, reasonably be likely to have a Seller Material Adverse Effect, neither the Bank nor any of its Subsidiaries has any Liability.

(3) The allowances for loan losses and for credit losses contained in the Financial Statements and the allowance for loan losses and for credit losses shown on any interim balance sheet since the date of such Financial Statements, as the case may be, were and will be established in accordance with the practices and experiences of the Bank and its Subsidiaries and were and will be adequate under and in accordance with the requirements of GAAP (or, in the case of the Call Reports, SAP) and the applicable Governmental Authorities to provide for possible losses on loans (including accrued interest receivable) and credit commitments (including stand-by letters of credit) outstanding as of the date of such balance sheet.

(4) Since December 31, 2010, other than in anticipation of and otherwise in connection with the transactions contemplated by the Transaction Documents, (A) the Bank and its Subsidiaries have operated their respective businesses in the ordinary course of business consistent with past practice, (B) neither the Bank nor any of its Subsidiaries has taken any action or omission prior to the date of this Agreement that, if taken after the date of this Agreement and on or prior to the Closing Date, would violate Section 4.01(b)(i), (ii), (iv), (v)(A)-(D), (vi), (xi) or (xii), and (C) no fact or event has occurred or circumstance or change arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of this Section 3.02 or otherwise), has had or would reasonably be likely to have, a Seller Material Adverse Effect.

(g) Contracts.

(1) Seller has Previously Disclosed a list of each Material Contract to which the Bank or any of its Subsidiaries is a party as of the date of this Agreement.

(2) (A) Each Material Contract is a valid and binding agreement of the Bank and/or one of its Subsidiaries, as the case may be, and, to Seller’s Knowledge, each other party to such Material Contract, and is in full force and effect, (B) Bank and/or one of its Subsidiaries, as the case may be, has performed all of the material obligations required to be performed by it to date under each Material Contract, and (C) to Seller’s Knowledge, no event or condition exists, nor have the Sellers, the Bank or any of their Subsidiaries received notice alleging the existence of an event or condition that constitutes or, after notice or lapse of time or both, will constitute a default on the part of the Bank or any of its Subsidiaries, as the case may be, or of any other party to a Material Contract, under the terms of any Material Contract.

(h) Property.

(1) Seller has Previously Disclosed a complete and accurate list of all real property owned, leased or licensed by the Bank or any of its Subsidiaries or otherwise occupied by the Bank or any of its Subsidiaries.

(2) The Bank and its Subsidiaries have good and marketable fee title to all real property owned by them (other than “other real estate owned”) free and clear of all Liens, except Permitted Liens. To Seller’s Knowledge, there are no outstanding options, rights of first offer or refusal or other pre-emptive rights or purchase rights with respect to any such owned real property. There are no pending or, to Seller’s Knowledge any threatened, condemnation or similar proceeding affecting such owned real property or any portion thereof.

(3) All leases of real property under which the Bank or a Subsidiary of the Bank, as lessee, leases real property, are valid, binding and enforceable in all material respects in accordance with their respective terms and the Bank or Subsidiary of the Bank have good and marketable leasehold interests to all real property leased by them, there is not under any such lease any material existing default by the Bank or such Subsidiary or, to Seller’s Knowledge, any other party thereto, or any event which with notice or lapse of time would constitute such a material default and all rent and other sums and charges due and payable under such lease have been paid.

(4) Other than (a) properties for which the Bank or any of its Subsidiaries is landlord or sublessor or (b) properties the Bank owns as satisfaction on a debt previously contracted, there are no Persons in possession of any portion of any of the real property owned or leased by the Bank or any of its Subsidiaries other than the Bank or its Subsidiaries, and no Person other than the Bank or its Subsidiaries have the right to use or occupy for any purpose any portion of any of the real property owned or leased by the Bank or any of its Subsidiaries.

(i) Books and Records and Internal Controls.

(1) The books and records of the Bank and its Subsidiaries have been fully, properly and accurately maintained in all material respects in accordance with GAAP (where applicable) and any other applicable legal and accounting requirements and reflect only actual transactions, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.

(2) The records, systems, controls, data and information of the Bank and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and control of the Bank, its Subsidiaries or any of their accountants (including all means of access thereto and therefrom) in all material respects. The Bank and its Subsidiaries have established and maintain a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with its management’s general or specific authorizations and (B) transactions are recorded in conformity with GAAP consistently applied and applicable Law. Since January 1,

2010, none of the Bank or any Subsidiary thereof or, to Seller’s Knowledge, any director, senior executive officer, auditor independent accountant, has received written notice or otherwise obtained knowledge of any material weakness regarding the accounting or auditing practices, procedures or methods of the Bank or any Subsidiary of the Bank or their respective internal accounting controls, other than material weaknesses that have been remedied prior to the date of this Agreement.

(3) The Bank and its Subsidiaries have (A) implemented and maintain disclosure controls and procedures to ensure that material information relating to the Bank and its Subsidiaries is made known to the chief executive officer and the chief financial officer of the Bank by others within those entities, and (B) disclosed, based on the most recent evaluation prior to the date of this Agreement, to the Bank’s outside auditors and the audit committee of the Bank’s board of directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Bank’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Bank’s internal controls over financial reporting.

(j) Compliance with Laws. Each of the Bank and each of its Subsidiaries:

(1) except as would not reasonably be likely to have, individually or in the aggregate, a Seller Material Adverse Effect, is, and since January 1, 2008 has been, in compliance with all Laws applicable to its assets and properties or to the conduct of its businesses, and, since January 1, 2008, none of the Sellers, Bank or any Subsidiary thereof has received any notification or communication from any Governmental Authority asserting that the Bank or any Subsidiary thereof is not in material compliance with any Law, threatening to revoke any Permit or threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, FDIC deposit insurance;

(2) except as would not reasonably be likely to have, individually or in the aggregate, a Seller Material Adverse Effect, has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease its properties and to conduct their businesses as conducted as of the date of this Agreement (collectively, “Permits”); all such Permits are in full force and effect and are current and no suspension or cancellation of any of them is, to the Knowledge of Seller, threatened;

(3) is not, and has not been since January 1, 2008, a party to or otherwise subject to any board resolution, consent decree, memorandum of understanding,

troubled condition letter, written commitment or other supervisory agreement or letter or enforcement action with the Federal Reserve or the FDIC or any other Governmental Authority, nor has the Bank or any of its Subsidiaries been advised by any such Governmental Authority that it is contemplating issuing or requesting any of the foregoing; and is not, to Seller’s Knowledge, under investigation with respect to or, to Seller’s Knowledge, has not been threatened to be charged with or given notice of any material violation of any Law; and

(4) except as would not reasonably be likely to have, individually or in the aggregate, a Seller Material Adverse Effect, since January 1, 2008, has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were required to be filed under any applicable Law, regulation or rule, with any applicable Governmental Authority (collectively, the “Reports”). As of their respective filing dates (and without giving effect to any amendments or modifications filed after the date of this Agreement with respect to reports and documents filed before the date of this Agreement), the Reports complied with applicable Law.

(k) Derivative Instruments. Except as would not reasonably be likely, individually or in the aggregate, to have a Seller Material Adverse Effect, all swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions (each, a “Derivative Contract”), whether entered into for the Bank’s own account, or for the account of one or more of the Bank’s Subsidiaries or their respective customers, comply with applicable Law and were entered into (1) in accordance with prudent business practices and all applicable Laws, and (2) with counterparties believed to be financially responsible at the time; and each Derivative Contract constitutes the valid and legally binding obligation of the Bank or one of the Bank’s Subsidiaries, as the case may be, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and are in full force and effect. Neither the Bank nor its Subsidiaries, nor to Seller’s Knowledge any other party thereto, is in breach in any material respect of any of its obligations under any Derivative Contract.

(l) Litigation. No suit, litigation, proceeding, investigation or controversy (“Litigation”) before any court, arbitrator, mediator, or other Governmental Authority is pending against the Bank or any of its Subsidiaries, and, to Seller’s Knowledge, no such Litigation has been threatened that is (1) individually or in the aggregate, material to the Bank and its Subsidiaries, taken as a whole, or (2) reasonably likely to prevent or delay the Sellers from performing any of their obligations under, or consummating any of the transactions contemplated by, the Transaction Documents. Seller has Previously Disclosed a complete and correct list of all Litigation that is as of the date of this Agreement, pending or, to Seller’s Knowledge, threatened against the Bank or any of its

Subsidiaries, except for Litigation that is immaterial to the Bank and its Subsidiaries taken as a whole.

(m) No Brokers. Except for any fees that may be due and owing to J.P. Morgan Chase & Co. and RBC Capital Markets, LLC, which will be paid by Seller or one of its Affiliates (other than the Bank and the Bank’s Subsidiaries), there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Sellers or the Bank who might be entitled to any fee or commission from Sellers or the Bank in connection with the transactions contemplated by this Agreement.

(n) Employee Benefit Plans.

(1) Seller has Previously Disclosed a complete list of each material (A) “employee benefit plan,” as defined in Section 3(3) of ERISA; (B) employment, retention, severance, change of control, or similar agreement, plan, arrangement or policy; or (C) any other compensatory or employee benefit plan, agreement, arrangement or policy, including, without limitation, any such plan, agreement, arrangement or policy providing for bonuses, profit-sharing, stock option, restricted stock or other stock-based awards or other forms of incentive or deferred compensation, vacation benefits, health or medical benefits, life, disability or sick leave benefits, severance benefits and retirement (including supplemental retirement) benefits, in each case, (x) which is maintained, administered or contributed to by it or any ERISA Affiliate and covers any employee or former employee, director or independent contractor of the Bank or any of its Subsidiaries (the “Bank Employees”) or (y) with respect to which the Bank or any of its Subsidiaries has any liability maintained by the Sellers covering the Bank Employees (collectively, “Seller Employee Plans”). True and complete copies of all Seller Employee Plans and, to the extent applicable and in existence, (i) related trust agreements, insurance contracts, summary plan descriptions, the most recent annual report, and loan agreements relating to any Seller Employee Plan, and all amendments thereto, and (ii) the most recent financial and/or actuarial reports relating to any Seller Employee Plan that is being assumed or retained by Purchaser have been made available to Purchaser.

(2) Each Seller Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter covering all Tax law changes through the Economic Growth and Tax Relief Reconciliation Act of 2001 from the IRS, and, to the Knowledge of Seller, no reason exists for which any such determination letter should be revoked or not be reissued. Seller has made available to Purchaser a copy of the most recent IRS determination letter with respect to each such applicable Seller Employee Plan maintained by it covering the Bank Employees. The Seller Employee Plans have been maintained in substantial compliance with their terms and with the requirements prescribed by any and all applicable Laws, including ERISA and the Code, to the extent applicable to such Seller Employee Plans.

(3) No “reportable event,” within the meaning of Section 4043 of ERISA, for which the reporting requirement has not been waived or extended, has occurred in connection with any Seller Employee Plan, and neither the Bank nor any ERISA Affiliate reasonably expects to incur any liability under Title IV of ERISA arising in connection with any ongoing, frozen or terminated “single-employer plan” within the meaning of Section 4001(a)(15) of ERISA, maintained, as of the date of this Agreement or formerly, by it or any of its ERISA Affiliates. With respect to each Seller Employee Plan subject to Section 412 of the Code, (i) no such Seller Employee Plan has failed to meet the minimum funding standards (as determined under Section 303 of ERISA and Section 430 of the Code) applicable thereto and (ii) the Pension Benefit Guaranty Corporation has not instituted or threatened to institute proceedings for the termination of any such Seller Employee Plan. As of the date of this Agreement, none of the Bank nor any of its Subsidiaries nor any predecessor thereof contributes to (or has any obligation to contribute to), or has prior to the date of this Agreement contributed to (or had any obligation to contribute to), any multiemployer plan, as defined in Section 3(37) of ERISA.

(4) All contributions required to be made under each Seller Employee Plan, as of the date of this Agreement, have been timely made and all obligations in respect of each Seller Employee Plan have been properly accrued for in the Financial Statements.

(5) As of the date of this Agreement, there is no material litigation pending, or to Seller’s Knowledge, threatened relating to a Seller Employee Plan.

(6) There has been no amendment to, announcement by Seller or any of its Subsidiaries relating to, or change in participation or coverage under any Seller Employee Plan that would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year.

(7) Neither the execution of this Agreement, nor the consummation of the transactions or actions contemplated by this Agreement, shall (either alone or in conjunction with another event, such as a termination of employment) (A) entitle any employee of the Bank or any of its Subsidiaries to any increase in severance pay upon any termination of employment after the date of this Agreement, (B) accelerate the time of payment or vesting or result in any payment of compensation or benefits under any of the Seller Employee Plans, (C) increase the amount payable or result in any other material obligation pursuant to, any of the Seller Employee Plans or (D) result in payments which would not be deductible under Section 280G of the Code.

(8) Each Seller Employee Plan that is in any part a “nonqualified deferred compensation plan” subject to Section 409A of the Code (A) materially complies and, at all times after December 31, 2008 has materially complied, both in form and operation, with the requirements of Section 409A of the Code and the final regulations thereunder and (B) between January 1, 2005 and December 31, 2008 was operated in good faith compliance with Section 409A of the Code, as determined under applicable guidance of the Treasury and the IRS. No compensation payable by the Bank or any of its Affiliates has been reportable as nonqualified deferred compensation in the gross income of any current or former Bank Employee as a result of the operation of Section 409A of the Code.

(9) There does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability that would be a liability of the Purchaser or the Bank or any of their respective Subsidiaries following the Closing. Without limiting the generality of the foregoing, neither the Bank nor any of its ERISA Affiliates has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA.

(10) Section 3.02(n)(10) of the Seller Disclosure Schedule provides a complete list of (i) each Person who currently holds a work visa in connection with his or her employment with the Bank or any of its Subsidiaries and (ii) the type of work visa for each such Person. To the Knowledge of Seller, no such Person who becomes a Continuing Employee pursuant to Section 4.09(a) of this Agreement will be unable to continue performing services for the Bank and its Subsidiaries following the Closing by reason of such Person’s failure to hold a work visa.

(o) Labor Matters. None of the Bank nor any of its Affiliates is a party to any collective bargaining agreement that covers any Bank Employees, and there are no controversies, grievances or arbitrations pending or, to Seller’s Knowledge, threatened in writing between the Bank and its Affiliates and any current or former Bank Employees or any labor or other collective bargaining unit representing any current or former Bank Employees that could reasonably be expected to result in a labor strike or material dispute, slow-down or work stoppage. To the Knowledge of Seller, as of the date of this Agreement, there is no organizational effort being made or threatened by or on behalf of any labor union with respect to the Bank Employees.

(p) Taxes.

(1) (A) All Tax Returns that are required to be filed on or before the Closing Date by the Bank or its Subsidiaries have been or will be timely filed on or before the Closing Date, and all such Tax Returns are or will be true and complete in all material respects; (B) all Taxes owed by the Bank and each of its Subsidiaries and due on or before the Closing Date (including any such Taxes shown on the Tax Returns referred to in clause (A)) have been or will be timely paid in full on or before the Closing Date; (C) all deficiencies asserted in writing or assessments made in writing by the relevant taxing authority in connection with any of the Tax Returns referred to in clause (A) have been or will be timely paid in full on or before the Closing Date; and (D) no material issues that have been raised in writing by the relevant taxing authority in connection with any of the Tax Returns referred to in clause (A) are pending as of the date of this Agreement, or, if pending, have been adequately reserved for in the Financial Statements.

(2) The Bank and its Subsidiaries have complied with all applicable material information reporting and withholding requirements with respect to Taxes.

(3) There are no Liens on the Bank’s or any of its Subsidiaries’ assets that arose in connection with any failure (or alleged failure) to pay any Tax other than Liens for Taxes not yet due and payable.

(4) No waiver of any statute of limitations with respect to any of the Bank’s or any of its Subsidiaries’ Taxes is in effect as of the date of this Agreement.

(5) No written claim for Taxes has been asserted against the Bank or any of its Subsidiaries within the three-year period immediately preceding the date of this Agreement by a taxing authority in a jurisdiction where neither the Bank nor any of its Subsidiaries files Tax Returns.

(6) No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into with or issued by any taxing authority within the three-year period immediately preceding the date of this Agreement with respect to the Bank or its Subsidiaries.

(7) Since January 1, 2008, neither the Bank nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined or unitary Tax group for purposes of filing any Tax Return, other than, for purposes of filing consolidated federal income tax returns, a group of which either RBC Bancorporation (USA), Seller or any of their Affiliates was the common parent.

(8) Neither the Bank nor its Subsidiaries will be required, as a result of any change in accounting method for a Tax period beginning on or before the Closing Date, to include any adjustment under Section 481(c) of the Code (or any similar provision of state, local or foreign Law) in taxable income for any taxable period beginning on or after the Closing Date.

(9) Neither the Bank nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code within the three-year period immediately preceding the date of this Agreement.

(10) Neither the Bank nor any of its Subsidiaries has entered into any “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b).

(11) No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transfers effected pursuant to this Agreement.

(12) (i) As of the Effective Time, the net operating losses of the Bank and its Subsidiaries available for use by Purchaser for U.S. federal income Tax purposes are no less than the amount set forth on the NOL Schedule (without giving effect to any valuation allowance or other similar adjustments) and, (ii) immediately prior to the Effective Time, such net operating losses are not subject to limitation for federal income Tax purposes by reason of Section 382 of the Code, Treasury Regulations Sections 1.1502-15 or -21 (other than any such limitation which may arise as a result of the transactions contemplated by this Agreement). Provided that, in the case of clause (i) such net operating losses shall not be treated as less than the amount set forth on the NOL Schedule to the extent that (a) the Bank or its Subsidiaries is entitled to a payment from Seller or any of its Affiliates for the use of such net operating losses pursuant to Section 4.11(i)(2) of this Agreement (which payment is not refunded to Seller) or (b) Purchaser or any Purchaser Affiliate (including the Bank or any of its Subsidiaries) is otherwise entitled to a current or future Tax benefit as a result of the reduction in net operating loss.

(13) In accordance with the correspondence and other materials set forth on Section 3.02(p)(13) of the Seller Disclosure Schedule (if any), none of the capital contributions made by Seller to the Bank were part of a plan a principal purpose of which is to avoid or increase any limitation under Section 382 pursuant to Section 382(l)(1).

(q) Insurance. Each of the Bank and its Subsidiaries are insured against such risks and in such amounts as are adequate and as the management of the Bank reasonably has determined to be prudent with respect to their businesses, properties and assets. Each such material insurance policy is in full force and effect, all premiums due and payable thereon have been paid, the Bank and its Affiliates have not received notice to the effect that any of them are in material default under any such insurance policy, and all claims thereunder have been filed in a timely fashion. There is no material claim pending under any of such policies with respect to the Bank or any of its Subsidiaries as to which coverage has been denied or disputed by the underwriters of such policies.

(r) Intellectual Property. Seller has Previously Disclosed a list of all Registered Intellectual Property (1) owned by the Bank or any of its Subsidiaries or (2) that is included in the Transferred Intellectual Property, indicating for each item the registration or application number and the applicable filing jurisdiction (collectively, (1) and (2) are defined as the “Scheduled Intellectual Property”). To the Knowledge of Seller, the Intellectual Property owned by the Bank is not subject to any outstanding order, judgment or decree materially and adversely affecting the use thereof by the Bank or any of its Subsidiaries in their respective businesses as conducted as of the date of this Agreement. To the Knowledge of Seller , since January 1, 2008, the Bank and its Subsidiaries have not materially infringed the Intellectual Property rights of any third party. To the Knowledge of Seller, since January 1, 2008, the Intellectual Property owned by the Bank or any of its Subsidiaries has not been infringed by any third party in a manner that would have a material impact on the businesses of the Bank and its Subsidiaries, taken as a whole. It is agreed and understood that no representation or warranty is made by Seller in respect of Intellectual Property matters in any section of this Agreement other than this Section 3.02(r).

(s) Extensions of Credit.

(1) Each loan, revolving credit facility, letter of credit or other extension of credit (including guarantees) or commitment to extend credit (collectively, “Extensions of Credit”) (A) complies in all material respects with all applicable Laws, (B) has been made, entered into or acquired by the Bank or one of its Subsidiaries in accordance with customary board of director-approved loan policies, except where such failure, individually or in the aggregate, is not reasonably expected to result in a Seller Material Adverse Effect, (C) is evidenced by promissory notes or other evidences of indebtedness, which, together with all security agreements and guarantees, constitute a valid and legally binding obligation of the Bank or one of its Subsidiaries and, to Seller’s Knowledge, the counterparty or counterparties thereto, are enforceable in accordance with their terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles) and (D) is in full force and effect.

(2) Seller has Previously Disclosed a complete and correct list of all non-retail Extensions of Credit (and within five (5) Business Days, Seller shall deliver a complete and correct list of all retail Extensions of Credit), by account, as of June 15, 2011 (i) that are contractually past due 90 days or more in the payment of principal and/or interest, (ii) that are on non-accrual status or (iii) that as of June 15, 2011 are classified as “Watch List”, “Especially Mentioned”, “Substandard”, “Doubtful” or “Loss”, together with the principal amount on each such Loan and the identity of the obligor thereunder. True, correct and complete copies of the currently effective lending policies and practices of the Bank and each of its Subsidiaries have been made available to Purchaser.

(3) Each outstanding Extension of Credit (including Extensions of Credit held for resale or previously sold to investors) has been solicited and originated and is administered and, where applicable, serviced, and the relevant files are being maintained, in accordance with the relevant loan documents, the Bank’s underwriting standards (and, in the case of Extensions of Credit held for resale or previously sold to investors, the underwriting standards, if any, of the applicable investors) and with all applicable Laws and applicable requirements of any government-sponsored enterprise program. The Bank and its Subsidiaries have properly fulfilled in all material respects their contractual responsibilities and duties in any Extension of Credit in which they act as the lead lender or servicer and have complied in all material respects with their duties as required under applicable regulatory requirements.

(4) None of the agreements pursuant to which the Bank or any of its Subsidiaries has sold Extensions of Credit or pools of Extensions of Credit or participations in Extensions of Credit or pools of Extensions of Credit since January 1, 2008 contains any obligation to repurchase such Extensions of Credit or interests therein, other than repurchase obligations arising upon breach of representations and warranties, covenants and other obligations.

(t) Certain Loan Matters. (1) Seller has Previously Disclosed a list of all Extensions of Credit as of April 30, 2011 by the Bank and its Subsidiaries to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve (12 C.F.R. Part 215)) of the Bank or any of its Subsidiaries; (2) there are no Extensions of Credit to any employee, officer, director or other Affiliate of the Bank on which the borrower is paying a rate other than that reflected in the note or the relevant credit agreement or on that the borrower is paying a rate which was below market at the time the Extensions of Credit were made; and (3) all such Extensions of Credit are and were made in compliance in all material respects with all applicable Laws.

(u) Trust Business. The Bank has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable Laws. To Seller’s Knowledge, since January 1, 2008, neither the Bank nor its current or former directors, officers or employees has committed any breach of trust with respect to any such fiduciary account.

(v) Investment. Seller is acquiring the Purchaser Shares comprising the Stock Consideration for its own account as an investment without the present intent to sell, transfer or otherwise distribute the same to any other Person. Seller has made, independently and without reliance on Purchaser (except to the extent that Seller has relied on the representations and warranties of Purchaser in this Agreement), its own analysis of the Purchaser Shares for the purpose of acquiring the Purchaser Shares, and Seller has had reasonable and sufficient access to documents, other information and materials as it considers appropriate to make its evaluations. Seller acknowledges that the Purchaser Shares are not registered pursuant to any Securities Laws and that none of the Purchaser Shares may be transferred, except pursuant to a registration statement or an applicable exemption under the Securities Act. Seller is an “accredited investor” as defined under Rule 501 promulgated under the Securities Act.

(w) Takeover Laws and Provisions. Seller and its Subsidiaries have taken all action required to be taken by them in order to exempt the Transaction Documents and the transactions contemplated thereby from, and Transaction Documents and the transactions contemplated thereby are exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “anti-greenmail,” “business combination” or other antitakeover Laws of any jurisdiction (collectively, “Takeover Laws”). Seller and its Subsidiaries have taken all action required to be taken by it or its Subsidiaries in order to make the Transaction Documents and the transactions contemplated thereby comply with, and the Transaction Documents and the transactions contemplated thereby do comply with, the requirements of any provisions of its Constituent Documents concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement” or other related provisions (collectively, “Takeover Provisions”).

(x) Environmental Liability.

(1) The Bank and each of its Subsidiaries, and, to Seller’s Knowledge, the Loan Properties are in material compliance with all Environmental Laws.

(2) There is no proceeding, investigation, remediation or notice of violation pending or, to Seller’s Knowledge, threatened, in which the Bank or any of its Subsidiaries has been or, with respect to threatened proceedings, investigations, remediation or notices of violation could reasonably be expected to be, named as a defendant or which seek to impose, or would reasonably be expected to result in the imposition, on the Bank or any of its Subsidiaries any liabilities or obligations in each case (A) for alleged material noncompliance (including by any predecessor), with any Environmental Law or (B) relating to any material release into the environment of any Hazardous Material, occurring at or on a site owned, leased or operated by the Bank or any of its Subsidiaries, or, to Seller’s Knowledge, relating to any material release into the environment of any Hazardous Material, occurring at or on a site not owned, leased or operated by the Bank or any of its Subsidiaries, and, to Seller’s Knowledge, there is no reasonable basis for, or circumstances that are reasonably likely to give rise to, any such proceeding, investigation or remediation by any Governmental Authority or any third party.

(3) To Seller’s Knowledge, during the period of the Bank’s or any of its Subsidiaries’ ownership, tenancy or operation of any property (including any property owned, operated or leased by the Bank or any of its Subsidiaries), there has not been any material release of Hazardous Materials in, on, under or affecting any such property that requires remediation by the Bank’s or any of its Subsidiaries or otherwise could reasonably be expected to result in the imposition on the Bank or any of its Subsidiaries (or any of their respective assets or properties) of any material liability or obligation under any Environmental Law.

(4) Neither the Bank nor any of its Subsidiaries is a party to any agreement, order, judgment or decree by or with any Governmental Authority or third party imposing any material liability or obligation under any Environmental Law.

(5) Neither the Bank nor any of its Subsidiaries during the past five years has received any written notice, demand letter, executive or administrative order, directive or request for information from any Governmental Authority or any third party indicating that it may be in violation of, or liable under, any Environmental Law.

(y) Sufficiency of Assets. Except for those services provided to the Bank and its Subsidiaries pursuant to the intercompany arrangements identified in Section 3.02(z) of the Seller Disclosure Schedule, and except for the Excluded Assets and Liabilities, the Bank and its Subsidiaries own or have the right to use, and after the consummation of the transactions contemplated hereby will continue to own or have the right to use, all of the tangible assets, liabilities, rights and properties necessary to conduct the respective businesses of the Bank and each of its Subsidiaries in all material respects in the same manner and on the same terms as currently conducted, subject to obtaining any third party consents in accordance with Section 3.02(e)(2).

(z) Intercompany Arrangements. Section 3.02(z) of the Seller Disclosure Schedule identifies all Contracts between the Bank or any Subsidiary of the Bank, on the one hand, and the Sellers or any of their Affiliates (other than the Bank and its Subsidiaries), on the other hand.

(aa) Ownership of Purchaser Shares. Except as may be held in trust accounts, managed and other similar accounts, or otherwise held in a fiduciary capacity for the benefit of third parties for which neither Parent nor any of its Subsidiaries have sole discretionary authority to vote Purchaser Shares (including through mutual funds or exchange traded funds), and except for the transactions contemplated by the Transaction Documents, none of Parent and its Subsidiaries owns or possesses any Rights with respect to any shares of Purchaser Common Stock.

(bb) Investigation by Seller. Seller acknowledges that (1) it is a sophisticated investor in businesses, (2) it has been given sufficient access to all information requested by it, and (3) in entering into this Agreement and the Ancillary Agreements, it has not relied upon anything other than the Purchaser Disclosure Schedule, and the representations, warranties, covenants and agreements of Purchaser set forth in this Agreement and the Ancillary Agreements.

(cc) No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement and the Ancillary Agreements (including any certificate or other instrument delivered in connection herewith or therewith), neither of the Sellers nor any other Person makes any other express or implied representation or warranty on behalf of Sellers relating to the Bank and its Subsidiaries. PURCHASER ACKNOWLEDGES AND AGREES THAT, EXCEPT IN THE CASE OF FRAUD OR WILLFUL MISCONDUCT, SELLERS AND THEIR AFFILIATES WILL NOT HAVE OR BE SUBJECT TO ANY LIABILITY OR INDEMNIFICATION OBLIGATION TO PURCHASER OR ANY OF ITS AFFILIATES OR ANY OTHER PERSON RESULTING FROM THE MAKING AVAILABLE OR FAILING TO MAKE AVAILABLE TO PURCHASER OR ANY OF ITS AFFILIATES, OR ANY USE BY PURCHASER OR ANY OF ITS AFFILIATES OF, ANY INFORMATION, INCLUDING ANY INFORMATION, DOCUMENTS, PROJECTIONS, FORECASTS OR OTHER MATERIAL MADE AVAILABLE TO PURCHASER OR ANY OF ITS AFFILIATES IN CERTAIN “DATA ROOMS” OR MANAGEMENT PRESENTATIONS IN EXPECTATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, EXCEPT TO THE EXTENT ANY SUCH INFORMATION IS EXPRESSLY INCLUDED IN A REPRESENTATION OR WARRANTY CONTAINED IN THIS AGREEMENT (INCLUDING ANY CERTIFICATES OR OTHER INSTRUMENTS DELIVERED IN CONNECTION THEREWITH).

3.03 Representations and Warranties of Purchaser.

Except as (i) Previously Disclosed or (ii) disclosed in any Purchaser SEC Report filed with, or furnished to, the SEC by Purchaser prior to the date hereof and on or after the date on which Purchaser filed with the SEC its Annual Report on Form 10-K for its fiscal year ended December 31, 2010 (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosure of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Purchaser represents and warrants to the Sellers, as of the date of this Agreement and as of the Closing (except to the extent made only as of a specified date, in which case as of such date), that:

(a) Organization, Standing and Authority. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Commonwealth of Pennsylvania. Purchaser has all corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except where failure to be so qualified would not, individually or in the aggregate, reasonably be likely to have a Purchaser Material Adverse Effect. True, complete and correct copies of the Constituent Documents of Purchaser, each as in effect as of the date of this Agreement, have been made available to Seller. The deposit accounts of Purchaser’s Subsidiaries that are depository institutions are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due.

(b) Capital Structure. The authorized capital stock of Purchaser consists of (i) 800,000,000 authorized shares of common stock, par value $5.00 per share (the “Purchaser Shares”), of which, as of May 31, 2011, 536,387,099 shares were issued and 526,329,812 shares were outstanding and (ii) 20,000,000 authorized shares of preferred stock, par value $1.00 per share (the “Purchaser Preferred Shares”), of which, as of May 31, 2011, 52,531 shares were issued and outstanding. As of May 31, 2011, 10,057,287 Purchaser Shares were held in Purchaser’s treasury. All the issued and outstanding Purchaser Shares have been duly authorized and are validly issued, fully paid and non-assessable. As of May 31, 2011, except pursuant to (i) the dividend reinvestment plan of Purchaser, (ii) the incentive savings plan of Purchaser, (iii) the employee stock purchase plan of Purchaser, (iv) employee and director stock option and incentive plans of Purchaser or a subsidiary of Purchaser and (v) the items Previously Disclosed, there are no outstanding or authorized Rights that would require Purchaser to issue, sell or otherwise cause to become outstanding any of its capital stock and Purchaser does not have any commitment to authorize, issue or sell any Purchaser Shares or other equity interests. As of May 31, 2011, 113,398,073 Purchaser Shares and 21,251 Purchaser Preferred Shares were reserved for issuance. None of Purchaser’s issued and outstanding shares of capital stock have been issued in violation of any preemptive rights. No Voting Debt of Purchaser is issued or outstanding.

(c) Corporate Authorization and Binding Effect. The Transaction Documents and the transactions contemplated thereby have been duly and validly authorized by all necessary corporate action of Purchaser prior to the date of this Agreement. This Agreement is a valid and legally binding obligation of Purchaser, and the other Transaction Documents to which Purchaser is or will be a party have been, or at Closing will be, duly executed and delivered by Purchaser and constitute, or at Closing will constitute, valid and binding agreements of Purchaser, enforceable against Purchaser in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

(d) Purchaser Significant Subsidiaries.

(1) Each Significant Subsidiary of Purchaser has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now conducted and is duly qualified to do business as a foreign entity in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, reasonably be likely to have a Purchaser Material Adverse Effect. True, complete and correct copies of the Constituent Documents of Purchaser’s Significant Subsidiaries, each as in effect as of the date of this Agreement, have been made available to Seller.

(2) Purchaser owns all of the authorized and outstanding equity interests of each of Purchaser’s Significant Subsidiaries. Purchaser has good and marketable title to such shares, free and clear of any and all Liens (other than restrictions on transfer which arise under applicable Securities Laws, this Agreement or the other Transaction Documents). Purchaser is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting of any capital stock of Purchaser’s Significant Subsidiaries.

(e) Regulatory Filings; No Defaults.

(1) No consents or approvals of, or filings or registrations with, any Governmental Authority or other third party are required to be made or obtained by Purchaser in connection with the execution, delivery or performance by Purchaser of the Transaction Documents to which it is a party, or to effect the transactions contemplated thereby, except for (A) the filing of any required applications, filings or notices with the U.S. Department of Justice, Federal Reserve, the Office of the Comptroller of the Currency, the North Carolina Office of the Commissioner of Banks and approval of or non-objection to such applications, filings and notices; (B) applications, filings or notices pursuant to the securities or blue sky laws of the various states with respect to the issuance of the Stock Consideration hereunder; and (C) such other consents, approvals, filings or registrations the failure of which to be obtained would not, individually or in the aggregate, reasonably be likely to have a Purchaser Material Adverse Effect.

(2) Subject to the receipt of the approvals and consents referred to in Section 3.03(e)(1) and the expiration of applicable waiting periods, the execution, delivery and performance by Purchaser of the Transaction Documents to which it is a party and the consummation by it of the transactions contemplated thereby do not (A) constitute a violation or breach of or default under or give rise to (or give rise after the giving of notice, the passage of time or both) a right of termination, cancellation or acceleration of any obligation of Purchaser or to a loss of any benefits to which Purchaser is entitled under any provision of (i) Purchaser’s Constituent Documents; (ii) assuming compliance with the requirements referred to in Section 3.03(e)(1), any Law binding upon Purchaser or any of its Significant Subsidiaries, or (iii) any material Contract to which Purchaser or any Significant

Subsidiary of Purchaser is a party or any license, franchise, permit or similar authorization held by Purchaser or any Significant Subsidiary of Purchaser, in the case of clause (iii), other than violations, breaches, defaults, rights or loss which would not, individually or in the aggregate, reasonably be likely to have a Purchaser Material Adverse Effect; or (B) result in the creation or imposition of any Lien on any of the assets of Purchaser or its Significant Subsidiaries.

(3) An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Purchaser or any of its Significant Subsidiaries pursuant to the Securities Act or the Securities Exchange Act since December 31, 2007 (the “Purchaser SEC Reports”) is publicly available. No such Purchaser SEC Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information filed as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Purchaser SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Purchaser has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002. As of the date hereof, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Purchaser SEC Reports. None of Purchaser’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act (other than Form 13F).

(f) Purchaser Financial Statements; No Material Adverse Effect.

(1) Purchaser has made available complete and correct copies of its consolidated audited financial statements (including any related notes and schedules thereto and the signed, unqualified opinion of its independent auditor) for the fiscal years ended December 31, 2008, 2009 and 2010 and its unaudited consolidated financial statements for the three month period ended March, 31, 2011 and until the Closing Date, or the termination of this Agreement pursuant to Article VII, Purchaser will provide to Seller when available similar consolidated unaudited financial statements (including any related notes and schedules thereto) for each of the fiscal quarters ended thereafter (collectively, the “Purchaser Financial Statements”). Each of the statements of financial condition included in the Purchaser Financial Statements fairly presented in all material respects the consolidated financial position of Purchaser as of its date, and each of the statements of income and changes in stockholders’ equity and cash flows or equivalent statements included in the Purchaser Financial Statements fairly presented in all material respects the consolidated results of operations, changes in stockholders’ equity and changes in cash flows, as the case may be, of Purchaser for the periods set forth therein, in each case in accordance with GAAP consistently applied during the periods involved and subject, in each case, to (A) any matter disclosed in the Purchaser Financial Statements (or the notes thereto, if applicable), and (B) in the case of the unaudited financial statements, normal year-end adjustments.

(2) PricewaterhouseCoopers LLP, who have certified certain financial statements of Purchaser and its Subsidiaries, are independent public accountants as required by the Exchange Act and the rules and regulations of the SEC and the Public Company Accounting Oversight Board.

(3) Except (A) for liabilities and obligations incurred in the ordinary course of business since March 31, 2011 or (B) as reflected or reserved against in the Purchaser Financial Statements (or notes thereto, if applicable), since March 31, 2011, Purchaser has not incurred any material liabilities that would be required to be reflected or reserved against in a balance sheet of Purchaser prepared in accordance with GAAP as applied in the preparation of the Purchaser Financial Statements for the fiscal year ended December 31, 2010.

(4) The allowances for loan losses and for credit losses of Purchaser and its Subsidiaries contained in the Purchaser Financial Statements were established in accordance with the practices and experiences of Purchaser and its Subsidiaries, and the allowance for loan losses and for credit losses shown on any interim balance sheet since the date of such Purchaser Financial Statements, as the case may be, were and will be adequate under and in accordance with the requirements of GAAP and the applicable Governmental Authorities to provide for possible losses on loans (including accrued interest receivable) and credit commitments (including stand-by letters of credit) outstanding as of the date of such balance sheet.

(5) Since December 31, 2010, no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of this Section 3.03 or otherwise), would have a Purchaser Material Adverse Effect.

(g) Books and Records and Internal Controls.

(1) Purchaser’s books and records and those of its Significant Subsidiaries have been fully, properly and accurately maintained in all material respects in accordance with GAAP (where applicable) and any other applicable legal and accounting requirements and reflect only actual transactions, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.

(2) The records, systems, controls, data and information of Purchaser and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and control of Purchaser, its Subsidiaries or any of their accountants (including all means of access thereto and therefrom). Purchaser (A) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) to ensure that material information relating to Purchaser and its Subsidiaries is made known to the chief executive officer and the chief financial officer of Purchaser by others within those entities, and (B) has disclosed, based on its most recent evaluation prior to the date of this Agreement, to Purchaser’s outside auditors and the audit committee of the Purchaser’s board of directors (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect Purchaser’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Purchaser’s internal controls over financial reporting. To the Knowledge of Purchaser, there is no reason that its outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, without qualification, when next due.

(h) Compliance with Laws. Each of Purchaser and its Subsidiaries:

(1) except as would not have, individually or in the aggregate, reasonably be likely to have a Purchaser Material Adverse Effect, is, and since January 1, 2009 has been, in compliance with all applicable Laws applicable to the conduct of its businesses or to the employees conducting such businesses;

(2) except as would not have, individually or in the aggregate, reasonably be likely to have a Purchaser Material Adverse Effect, has all Permits; all such Permits are in full force and effect and are current and no suspension or cancellation of any of them is, to the Knowledge of Purchaser, threatened;

(3) is not, and since January 1, 2009 has not been, a party to or otherwise subject to any board resolution, consent decree, memorandum of understanding, troubled condition letter, written commitment or other supervisory agreement or letter or enforcement action with the Federal Reserve or the FDIC or any other Governmental Authority, nor has Purchaser or any of its Subsidiaries been advised by any such Governmental Authority that it is contemplating issuing or requesting any of the foregoing; and

(4) except as would not have, individually or in the aggregate, reasonably be likely to have a Purchaser Material Adverse Effect, since January 1, 2009, have timely filed all Reports. As of their respective filing dates, the Reports complied with applicable Law.

(i) Derivative Instruments. Except as would not reasonably be likely, individually or in the aggregate, to have a Purchaser Material Adverse Effect, all Derivative Contracts, whether entered into for Purchaser’s own account, or for the account of one or more of Purchaser’s Subsidiaries or their respective customers, were entered into (1) in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (2) with counterparties believed to be financially responsible at the time; and each Derivative Contract constitutes the valid and legally binding obligation of Purchaser or one of Purchaser’s Subsidiaries, as the case may be, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and are in full force and effect. Except as would not reasonably be likely, individually or in the aggregate, to have a Purchaser Material Adverse Effect, none of Purchaser or its Subsidiaries, nor to Purchaser’s Knowledge any other party thereto, is in breach of any of its obligations under any Derivative Contract.

(j) Litigation. (1) Except as would not, individually or in the aggregate, reasonably be likely to have a Purchaser Material Adverse Effect, no Litigation before any court, arbitrator, mediator or Governmental Authority is pending against Purchaser and its Affiliates, and, to Purchaser’s Knowledge, no such Litigation has been threatened, and (2) to Purchaser’s Knowledge, no such Litigation has been threatened that is reasonably likely to materially impair the ability of Purchaser to perform its obligations under the Transaction Documents or otherwise materially impede or delay the consummation of the transactions contemplated by the Transaction Documents.

(k) No Brokers. Except for any fees which may be due and owing to Bank of America Merrill Lynch, which will be paid by Purchaser, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Purchaser or its Affiliates who might be entitled to any fee or commission from Purchaser or its Affiliates in connection with the transactions contemplated by this Agreement.

(l) Taxes. Except as would not, individually or in the aggregate, reasonably be likely to have a Purchaser Material Adverse Effect:

(1) (A) All Tax Returns that are required to be filed on or before the Closing Date by Purchaser or its Subsidiaries have been or will be timely filed on or before the Closing Date, and all such Tax Returns are or will be true and complete; (B) all Taxes owed by Purchaser and each of its Subsidiaries and due on or before the Closing Date (including any such Taxes shown on the Tax Returns referred to in clause (A)) have been or will be timely paid in full on or before the Closing Date; and (C) all deficiencies asserted in writing or assessments made in writing by the relevant taxing authority in connection with any of the Tax Returns referred to in clause (A) have been or will be timely paid in full on or before the Closing Date, except in each case of clauses (A) through (C), with respect to matters that are contested in good faith or for which adequate reserves have been established in accordance with GAAP.

(2) There are no Liens on Purchaser’s or any of its Subsidiaries’ assets that arose in connection with any failure (or alleged failure) to pay any Tax, except for Liens for Taxes not yet due and payable.

(3) No written claim for Taxes has been asserted against Purchaser or any of its Subsidiaries within the three-year period immediately preceding the date of this Agreement by a taxing authority in a jurisdiction where neither Purchaser nor any of its Subsidiaries files Tax Returns.

(m) Insurance. Purchaser and its Subsidiaries are insured against such risks and in such amounts as the management of Purchaser reasonably has determined to be prudent. Purchaser and its Subsidiaries have not received notice to the effect that they are in material default under any applicable insurance policy, and all claims thereunder have been filed in a timely fashion.

(n) Intellectual Property. To the Knowledge of Purchaser, Purchaser and its Subsidiaries have not materially infringed the Intellectual Property rights of any third party during the two-year period immediately preceding the date of this Agreement. To the Knowledge of Purchaser, the Intellectual Property of Purchaser and its Subsidiaries has not, during the two-year period immediately preceding the date of this Agreement, been infringed by any third party in a manner that would have a material impact on the businesses of Purchaser and its Subsidiaries, taken as a whole.

(o) Certain Loan Matters. (1) There are no Extensions of Credit to any employee, officer, director or other Affiliate of Purchaser on which the borrower is paying a rate other than that reflected in the note or the relevant credit agreement that were made in violation of Regulation O; and (2) all such Extensions of Credit are and were made in compliance in all material respects with all applicable Laws.

(p) Trust Business. Except as would not, individually or in the aggregate, reasonably be likely to have a Purchaser Material Adverse Effect, (1) Purchaser and its Subsidiaries have properly administered all accounts for which Purchaser or its Subsidiaries, as the case may be, acts as a fiduciary, including accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable Laws, and

(2) to Purchaser’s Knowledge, since January 1, 2008, neither Purchaser, any of its Subsidiaries nor any of their respective current or former directors, officers or employees has committed any breach of trust with respect to any such fiduciary account.

(q) Investment. Purchaser is acquiring the Shares for its own account as an investment without the present intent to sell, transfer or otherwise distribute the same to any other Person. Purchaser has made, independently and without reliance on Seller (except to the extent that Purchaser has relied on the representations and warranties of Seller in this Agreement), its own analysis of the Shares for the purpose of acquiring the Shares, and Purchaser has had reasonable and sufficient access to documents, other information and materials as it considers appropriate to make its evaluations. Purchaser acknowledges that the Shares are not registered pursuant to any Securities Laws and that none of the Shares may be transferred, except pursuant to a registration statement or an applicable exemption under the Securities Act. Purchaser is an “accredited investor” as defined under Rule 501 promulgated under the Securities Act.

(r) Availability of Funds. At the Closing, Purchaser will have sufficient immediately available funds, to pay the Purchase Price to Seller on the terms and conditions contained herein. As of the date of this Agreement, Purchaser has no reason to believe that it will be unable to obtain any funds required to consummate the transactions contemplated hereby.

(s) Status of Stock Consideration. If Purchaser elects, pursuant to the terms of this Agreement, to issue Purchaser Shares to Seller, such Purchaser Shares (if any) comprising the Stock Consideration will have been duly authorized and reserved for issuance hereunder and when issued to Seller in accordance with the terms of this Agreement such Purchaser Shares (if any) will be duly and validly issued, fully paid and nonassessable and free and clear of all Liens (other than restrictions on transfer which arise under applicable Securities Laws, this Agreement or the other Transaction Documents), will not have been issued in violation of preemptive or similar rights to subscribe for or purchase securities, and will be issued in compliance with all applicable federal and state Securities Laws.

(t) Offering of Securities. Neither Purchaser nor any Person acting on its behalf has taken any action (including any offering of any securities of Purchaser under circumstances which would require the integration of such offering with the offering of any Purchaser Shares to be issued pursuant to this Agreement (if any) under the Securities Act) that might subject the offering, issuance or sale of any of the Purchaser Shares to Seller pursuant to this Agreement to the registration requirements of the Securities Act.

(u) Takeover Laws and Provisions. Purchaser and its Subsidiaries have taken all action required to be taken by them in order to exempt the Transaction Documents and the transactions contemplated thereby from, and Transaction Documents and the transactions contemplated thereby are exempt from, the requirements of any Takeover

Laws. Purchaser and its Subsidiaries have taken all action required to be taken by it or its Subsidiaries in order to make the Transaction Documents and the transactions contemplated thereby comply with, and the Transaction Documents and the transactions contemplated thereby do comply with, the requirements of any provisions of its Constituent Documents concerning Takeover Provisions.

(v) Investigation by Purchaser. Purchaser acknowledges that (1) it is a sophisticated purchaser of businesses, (2) it has been given sufficient access to all information requested by it, and (3) in entering into this Agreement and the Ancillary Agreements, it has not relied upon anything other than the Seller Disclosure Schedule, and the representations, warranties, covenants and agreements of Sellers set forth in this Agreement and the Ancillary Agreements.

(w) No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement and in the Ancillary Agreements (including any certificate or other instrument delivered in connection herewith or therewith), neither of the Purchaser nor any other Person makes any other express or implied representation or warranty on behalf of Purchaser. SELLER ACKNOWLEDGES AND AGREES THAT, EXCEPT IN THE CASE OF FRAUD OR WILLFUL MISCONDUCT, PURCHASER AND ITS AFFILIATES WILL NOT HAVE OR BE SUBJECT TO ANY LIABILITY OR INDEMNIFICATION OBLIGATION TO SELLERS OR ANY OF THEIR AFFILIATES OR ANY OTHER PERSON RESULTING FROM THE MAKING AVAILABLE OR FAILING TO MAKE AVAILABLE TO SELLERS OR ANY OF THEIR AFFILIATES, OR ANY USE BY SELLERS OR ANY OF THEIR AFFILIATES OF, ANY INFORMATION, INCLUDING ANY INFORMATION, DOCUMENTS, PROJECTIONS, FORECASTS OR OTHER MATERIAL MADE AVAILABLE TO SELLERS OR ANY OF THEIR AFFILIATES IN CERTAIN “DATA ROOMS” OR MANAGEMENT PRESENTATIONS IN EXPECTATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, EXCEPT TO THE EXTENT ANY SUCH INFORMATION IS EXPRESSLY INCLUDED IN A REPRESENTATION OR WARRANTY CONTAINED IN THIS AGREEMENT (INCLUDING ANY CERTIFICATES OR OTHER INSTRUMENTS DELIVERED IN CONNECTION THEREWITH).

ARTICLE IV

Covenants

4.01 Conduct of Business.

(a) During the period from the date of this Agreement through the Closing Date or earlier termination of this Agreement under Section 7.01, except as otherwise provided in the Transaction Documents, required by applicable Law, Previously Disclosed or as otherwise authorized by the prior written consent of Purchaser, Seller shall cause the Bank and its Subsidiaries: (1) to carry on (and maintain the books of account and records of) their businesses in the ordinary course of business consistent with past practice; (2) to use commercially reasonable efforts to preserve their present business organizations and relationships; (3) to use commercially reasonable efforts to preserve the rights, franchises, goodwill and relations of their customers, clients and others with whom business relationships exist; and (4) to comply with applicable Law.

(b) Without limiting the generality of Section 4.01(a), during the period through the Closing Date or earlier termination of this Agreement in accordance with Section 7.01, except as Previously Disclosed, as expressly permitted by this Agreement, or as required by Law, the Bank shall not, and shall cause its Subsidiaries not to, and Seller shall cause the Bank and the Bank’s Subsidiaries not to, directly or indirectly, do any of the following, without the prior written consent of Purchaser:

(i) change or waive any provision of the Constituent Documents of the Bank of any of its Subsidiaries; change the number of authorized or issued shares of its capital stock, or issue or grant any Right, make any equity grant or equity-based award, or split, combine or reclassify any shares of capital stock, or declare, set aside or pay any dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any shares of capital stock;

(ii) adopt a plan of complete or partial liquidation or dissolution;

(iii) enter into, renew, amend in any material respect or terminate any Contract that is a Material Contract or would be a Material Contract if entered into prior to the date of this Agreement, other than any such Contract that is terminable upon 60 days’ notice or less without penalty;

(iv) make application for the opening, relocation or closing of any, or open, relocate or close any, branch or automated banking facility, other than those pending as of the date of this Agreement and Previously Disclosed, or permit the revocation or surrender by any Subsidiary of the Bank of its certificate of authority to maintain any such facility, except as may be required by any Governmental Authority;

(v) except pursuant to the transfers contemplated under Section 4.12, (A) sell, transfer, mortgage, encumber or otherwise dispose of any material property or asset of the Bank or of any Subsidiary of the Bank other than in the ordinary course of business consistent with past practice; (B) merge or consolidate the Bank or any of its Subsidiaries with any other Person; (C) make any acquisition of all or any material portion of the business or assets of any other Person; (D) enter into a purchase and assumption transaction with respect to deposits and liabilities; (E) subject any asset of the Bank or of any of its Subsidiaries to a Lien (other than in connection with deposits, repurchase agreements, bankers acceptances, “treasury tax and loan” accounts established in the ordinary course of business and transactions in “federal funds” and the satisfaction of legal requirements in the exercise of trust powers) other than in the ordinary course of business consistent with past practice; or (F) incur any Liability for borrowed money (or guarantee any indebtedness for borrowed money), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or make any Extension of Credit or capital contribution to, or investment in, any Person, except in the ordinary course of business consistent with past practice;

(vi) change any method, practice or principle of accounting (including the Bank Accounting Principles), except as may be required from time to time by GAAP (without regard to any optional early adoption date) or any Regulatory Authority responsible for regulating the Bank or any of its Subsidiaries;

(vii) (A) purchase any equity securities, or purchase any securities other than securities: (1) rated “A” or higher by either Standard & Poor’s Ratings Services or Moody’s Investors Service, (2) with a weighted average life of not more than three years and (3) otherwise in the ordinary course of business consistent with past practice or (B) make any other material investment for its own account either by contributions to capital, property transfers, or purchase of any property or assets of any other Person;

(viii) except for existing Extensions of Credit issued prior to the date of this Agreement that have not yet expired, make any new Extension of Credit (A) in an amount in excess of $5 million for a commercial real estate loan or a commercial business loan or (B) for any nonconforming residential loans to be originated for retention in the loan portfolio;

(ix) except as required under applicable Law or, other than with respect to clause (E) below, the terms of any Seller Employee Plan existing as of the date of this Agreement (A) pay any amounts of compensation to Bank Employees not otherwise due or increase the compensation or benefits of any Bank Employees, in each case, other than base salary, non-material employee benefit increases or annual bonuses for 2011 in the ordinary course consistent with past practice, (B) establish, renew, amend, or terminate any employee benefit plan or agreement or employment agreement with or for the benefit of any Bank Employee (or newly hired employees), (C) accelerate the vesting of any compensation, (D) cause the funding of any rabbi trust or similar arrangement, (E) hire, terminate, or, except with respect to Retained Employees, transfer any employee of, or other service provider to, the Bank and its Subsidiaries, in each case, other than in the ordinary course consistent with past practice, or (F) materially change any actuarial or other assumptions used to calculate or determine funding obligations with respect to any Seller Employee Plan or change the manner in which contributions to any Seller Employee Plans are made;

(x) purchase or otherwise acquire any material assets or incur any material Liabilities other than in the ordinary course of business consistent with past practices and policies and subject to any other restrictions set forth in this Section 4.01(b);

(xi) pay, discharge, settle or compromise any Litigation, other than any payments, discharges, settlements or compromises in the ordinary course of business consistent with past practice that does not create negative precedent for other pending or potential proceedings, actions or claims and does not involve monetary damages that would exceed $10 million in the aggregate;

(xii) make, change or revoke any material Tax election, change any method of Tax accounting, adopt or change any Taxable year or period, enter into any material closing agreement with respect to Taxes, file any material amended Tax Return, settle or compromise any material Tax claim or assessment or make or surrender any material claim for a refund of Taxes;

(xiii) knowingly take any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement, or materially impair Seller’s ability to perform its obligations under this Agreement or consummate the transactions contemplated hereby;

(xiv) enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking, operating, and servicing policies, except as required by applicable Law, regulation or policies imposed by any Governmental Authority; or

(xv) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 4.01(b).

(c) During the period through the Closing Date or earlier termination of this Agreement in accordance with Section 7.01, except as expressly permitted by this Agreement, or as required by Law, Previously Disclosed or as otherwise authorized by the prior written consent of Seller, Purchaser shall not:

(1) amend the constituent documents of Purchaser or any of its Significant Subsidiaries in a manner that would materially and adversely affect the economic benefits of the Stock Consideration or that would materially impair Purchaser’s ability to perform its obligations under this Agreement or consummate the transactions contemplated hereby;

(2) knowingly take any action (including a business acquisition, sale or other strategic transaction) that would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement, or materially impair Purchaser’s ability to perform its obligations under this Agreement or consummate the transactions contemplated hereby;

(3) take any action that is intended or reasonably likely to result in any of the conditions set forth in Article V not being satisfied; or

(4) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 4.01(c).

4.02 Reasonable Best Efforts.

(a) During the period from the date of this Agreement continuing through the Closing or earlier termination of this Agreement under Section 7.01, subject to the terms and conditions of this Agreement, each of Seller and Purchaser agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable Law, so as to permit consummation of the transactions contemplated by the Transaction Documents as promptly as practicable and shall cooperate fully with the other party hereto to that end.

(b) During the period from the date hereof continuing through the Closing, Purchaser and Sellers and their respective Subsidiaries shall cooperate and use their reasonable best efforts to prepare as promptly as practicable all documentation, to make all filings and to obtain all consents, approvals, waivers, Permits and other authorizations of all Governmental Authorities required to consummate the transactions contemplated by the Transaction Documents, including, for the avoidance of doubt, the transfers provided for in Section 4.12 and the Bank Merger (the “Requisite Regulatory Approvals”), and shall make all necessary filings in respect of the Requisite Regulatory Approvals of foreign, federal and state banking authorities relating to the transactions contemplated by the Transaction Documents, including, for the avoidance of doubt, the transfers provided for in Section 4.12 and the Bank Merger, as promptly as practicable, but in any event within 45 days of the date of this Agreement, and shall make all other necessary filings in respect of the Requisite Regulatory Approvals as promptly as practicable. After the date hereof, each of Purchaser and Parent shall have the right to review in advance, and to the extent practicable each shall consult with the other with respect to, in each case subject to applicable Laws relating to the exchange of information, all nonconfidential, material written information submitted to any third party or any Governmental Authority in connection with any Requisite Regulatory Approval. In exercising the foregoing right, each of Purchaser and Parent and their respective Subsidiaries shall act reasonably and as promptly as practicable. Each of Purchaser and Parent agrees that it shall consult with each other with respect to obtaining all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated hereby as promptly as practicable, and each of Purchaser and Parent shall keep the other apprised of the status of material matters relating to the completion of the transactions contemplated hereby. In furtherance of the foregoing, the parties hereto and their respective Affiliates shall take or commit to take any and all actions and agree to any conditions or restrictions imposed by any Governmental Authority as may be necessary in order to obtain the foregoing Requisite Regulatory Approvals; provided, however, that notwithstanding any other provision of this Agreement that may be to the contrary, no party hereto shall be required to take any action, or commit to take any action, or agree to any condition or restriction, that would or would be reasonably likely to result in a material adverse effect on Purchaser and its Subsidiaries taken as a whole or Seller and its Subsidiaries taken as a whole, as the case may be.

(c) Each of Purchaser and Parent shall, upon request, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of it or any of its Subsidiaries with or to any third party or Governmental Authority in connection with the transactions contemplated hereby.

4.03 Press Releases.

From the date of this Agreement until the Closing, Purchaser and Parent shall, and shall cause their respective Subsidiaries to, consult with each other before issuing any press release or public statement or making any other public disclosure (including any broad-based employee communication that is reasonably likely to become the subject of public disclosure) related to this Agreement and the transactions contemplated hereby and shall not issue any such press release or public statement or make any other such public disclosure without the prior written consent of Purchaser or Parent, as the case may be, which shall not be unreasonably withheld or delayed; provided that nothing in this Section 4.03 shall be deemed to prohibit Purchaser or Parent or any of their respective Subsidiaries from making any disclosure necessary, based on the advice of outside counsel, in order to satisfy its disclosure obligations imposed by Law or the New York Stock Exchange, the Toronto Stock Exchange or any other self-regulatory organization, after making reasonable efforts under the circumstances to consult with the non-disclosing party prior to such disclosure. In addition to the foregoing, from the date of this Agreement until the Closing, Parent shall not, and shall cause its Subsidiaries not to, issue any press release or otherwise make any public statement or disclosure concerning the Bank and its Subsidiaries or their respective business, financial condition or results of operations without the consent of Purchaser, which consent shall not be unreasonably withheld or delayed.

4.04 Access; Information.

(a) During the period from the date of this Agreement continuing through the Closing or termination of this Agreement under Section 7.01, Seller shall cause the Bank and the Bank’s Subsidiaries to afford to Purchaser and its officers, directors, employees, counsel, accountants, advisors, representatives and agents (collectively, “Representatives”) access upon reasonable prior notice and during normal business hours, to the officers, employees, properties, offices and other facilities, and to the Contracts, books and records and other documents and data relating exclusively to the business of the Bank and its Subsidiaries, that Purchaser through its Representatives, may from time to time reasonably request and Seller shall furnish Purchaser and its Representatives all relevant financial, operating and other data and information relating to the Bank and its Subsidiaries in Seller’s possession or control which Purchaser through its Representatives may from time to time reasonably request. Purchaser shall, and shall cause its Representatives to, conduct its inspections and investigations under this Section 4.04 in a manner that will not unreasonably interfere with the conduct of the business of Parent and its Subsidiaries. Notwithstanding the foregoing, Seller shall not be required to disclose any information where disclosure would result in the loss of any attorney-client privilege or contravene any Law. In addition to the foregoing, prior to the Closing Seller and Purchaser agree to cooperate and work in good faith and in accordance with applicable Law and use reasonable best efforts with respect to the matters set forth in Section 4.04 of the Seller Disclosure Schedule, which shall include the taking of all actions to accomplish the actions set forth in Section 4.1(f) of Section 4.04 of the Seller Disclosure Schedule, and with respect to matters relating to Parent’s and its Affiliates ability to service the Retained Customers following the Closing; it being understood that the parties recognize that the ability to consummate the transactions contemplated by this Agreement by the date set forth on Section 2.02(a) of the Seller Disclosure Schedule is dependent upon (i) accomplishing the matters set forth in Section 4.04 of the Seller Disclosure Schedule within the timeframes set forth therein and (ii) Parent’s and its Affiliates’ completion of their arrangements to service the Retained Customers following the Closing.

(b) Purchaser agrees to indemnify and hold harmless Seller, its Affiliates and their Representatives for any and all liabilities, losses, costs or expenses incurred by Seller, its Affiliates or their Representatives arising out of the access rights under this Section 4.04, including any and all claims by any of Purchaser’s Representatives for any injuries or property damage related thereto.

(c) Purchaser acknowledges that the information provided to it by the Sellers in connection with this Agreement is subject to the Confidentiality Agreement. As of the Effective Time, the Confidentiality Agreement shall terminate. All confidential information relating to Parent or any of its Affiliates (other than the Bank and its Subsidiaries), and which is provided, conveyed or obtained either pursuant to Section 4.04(a) or in accordance with the Confidentiality Agreement and any other information that Parent, Seller or any Representatives thereof furnished or furnish to Purchaser or Purchaser’s Representatives, or that the Bank and its Subsidiaries have maintained after the Closing, including any technical, scientific, trade secret or other proprietary information of

Parent or any of its Affiliates (other than the Bank and its Subsidiaries) with which Purchaser or Purchaser’s Representatives come into contact in the course of Purchaser’s investigation of the Bank, whether before or after the date of the Confidentiality Agreement, together with any reports, analyses, compilations, memoranda, notes and any other writings prepared by the Purchaser or Purchaser’s Representatives that contain, reflect or are based upon such information, shall be and continue to be kept confidential by the Bank, its Subsidiaries, Purchaser and Purchaser’s Affiliates and Representatives, except (1) pursuant to the order or demand of any Governmental Authority, as required in any litigation or other proceeding, or as otherwise required by applicable Law or administrative process (in which case the disclosing party shall provide the non-disclosing party prompt notice thereof and cooperate with the non-disclosing party so that the non-disclosing party may seek a protective order or other appropriate remedy); (2) for information that is or becomes generally available to the public other than as a result of a breach of this Section 4.04(c) or the Confidentiality Agreement; and (3) to the extent that such information is or has become known to the Person receiving such information on a non-confidential basis from a source who is not breaching any contractual, legal or fiduciary obligation by making such disclosure), and Purchaser shall not use, and shall cause its Affiliates not to use, the information described in this Section 4.04(c) (other than such information relating to the Bank and its Subsidiaries) in connection with the conduct of its or its Affiliates’ businesses or for any other purpose except as required for financial or tax reporting or by applicable Law, or as necessary to enforce Purchaser’s and the Bank’s and its Subsidiaries’ (following the Closing) rights and remedies under this Agreement or the other Transaction Documents.

4.05 No Negotiations.

Parent agrees that between the date of this Agreement and the Closing or the earlier termination of this Agreement pursuant to Article VII, Parent and its Subsidiaries shall not, and shall cause each of their respective Representatives not to, directly or indirectly solicit, encourage or initiate the submission of proposals or offers from, provide any confidential information to, or participate in discussions or negotiations or enter into any agreement with, any Person (other than Purchaser and its Affiliates) concerning (a) the sale of (i) the Bank or any of its Subsidiaries, (ii) other than sales of assets in the ordinary course of business consistent with past practice, any of the assets or deposits thereof, or (iii) any of the Shares or any other stock or securities thereof or other ownership or membership interests therein, or (b) any merger, business combination, joint venture or other similar transaction involving the Bank or any of its Subsidiaries; provided, however, that this Section 4.05 shall not apply to, or limit or restrict Parent or its Affiliates from effecting, the transfers provided for in Section 4.12.

4.06 Non-Compete; Non-Solicitation.

(a) During the period beginning on the Closing Date and ending on the third (3rd) anniversary thereof (the “Non-Compete Term”):

(1) Parent and its controlled Affiliates shall not, directly or indirectly, own, manage, operate or engage in, or participate in the ownership, management or operation of or engagement in any business providing Restricted Services in the Restricted Territory.

(2) Purchaser and its controlled Affiliates (including the Bank and its Subsidiaries) shall not, directly or indirectly, use identifying information contained in customer information files obtained by Purchaser as a result of the transactions contemplated by this Agreement to:

(A) knowingly solicit or induce, or attempt to solicit or induce, any Retained Customer to terminate or reduce its relationship with Parent and its controlled Affiliates; and

(B) actively seek to provide Restricted Services to any Retained Customers.

(b) Notwithstanding the foregoing, nothing in this Agreement shall prohibit or in any way limit:

(1) Subject to the restrictions imposed by other applicable subsections of this Section 4.06(b), the provision of Restricted Services by any Person other than Parent or any of its controlled Affiliates and Purchaser and its controlled Affiliates;

(2) the provision of Restricted Services by Parent or any of its Affiliates to the Retained Customers (whether in the Restricted Territory or otherwise) or any other customers of Parent or any of its Affiliates from time to time, which customers have a bona fide non-U.S. banking relationship with Parent or any of its Affiliates (other than the Transferred Customers), including through branches of Parent or any depository institution Affiliate of Parent (which, for the avoidance of doubt, may have branches or offices in the Restricted Territory); provided that this exception shall not permit Parent or any of its Affiliates to establish additional physical locations in the Restricted Territory that solely or primarily conduct branch banking business serving the mass retail and small commercial banking markets of the type conducted by the Bank and its Subsidiaries as of the date hereof;

(3) Parent or any of its Affiliates from acquiring, owning or holding up to 5% of the outstanding securities of an entity whose securities are listed and traded on a nationally recognized securities exchange or market, whether or not in the United States of America (provided that neither Parent nor any of its Affiliates otherwise control the business or affairs of such entity) or holding or exercising rights of ownership with respect to a security in a fiduciary, custodial or agency capacity or otherwise for the benefit of or on behalf of clients or other unaffiliated beneficiaries;

(4) Parent or any of its Affiliates from purchasing or acquiring (through merger, stock purchase or purchase of all or substantially all of the assets or otherwise) any Person engaged in an existing business that offers Restricted Services in the Restricted Territory (such existing business of such Person, a “Competing Banking Business”) and continuing to operate such Competing Banking Business; provided that such Competing Banking Business shall not use the “RBC” name or any derivation thereof until the expiration of the Non-Compete Term; provided that if the aggregate deposits of Parent and its controlled Affiliates’ Competing Banking Businesses in any MSA within the Restricted Territory after giving effect to the consummation of Parent and/or its controlled Affiliates’ most recent acquisition of a Competing Banking Business is greater than 10 percent of Purchaser’s aggregate deposits in such MSA (based on call reports as of the most recent June 30 date preceding the date of such consummation) (such amount, the “Banking Deposit Threshold”), then Parent or its applicable controlled Affiliate shall commence, as promptly as practicable following such consummation, a process to sell all or a portion of such Competing Banking Businesses within each such MSA to an unaffiliated third party (which sale shall occur no later than eighteen months after the consummation of such purchase or acquisition even in the event that such eighteen month period extends beyond the expiration of the Non-Compete Term), such that the aggregate deposits of Parent and its controlled Affiliates’ Competing Banking Businesses in each MSA not being sold pursuant to this clause is equal to or less than the Banking Deposit Threshold;

(5) Parent or any of its Affiliates merging, consolidating or otherwise engaging in a business combination with, or selling all or substantially all of its assets or businesses to (a “Sale Transaction”), any Person (i) that is not an Affiliate of Parent or any of its Affiliates and (ii) with a Competing Banking Business; provided that (1) members of the Board of Directors of Parent immediately prior to consummation of the Sale Transaction do not constitute a majority of the Board of Directors of the surviving entity of such transaction (or of the Board of Directors of the surviving entity’s publicly traded parent company), (2) the Parent shareholders immediately prior to consummation of such Sale Transaction do not, giving effect to the consummation of such transaction, own 50 percent or more of the outstanding capital stock or other equity interests of the surviving entity of such transaction (or of the surviving entity’s publicly traded parent company); and, upon the consummation of any Sale Transaction permitted hereunder, the Non-Compete Term with respect to the obligations under Section 4.06(a)(1) and (2) shall immediately terminate and be of no further effect; provided that after the consummation of such Sale Transaction the “RBC” name and any derivation thereof shall not be used in connection with the Competing Banking Business for the remainder of the Non-Compete Term;

(6) the provision of any products and services, that may be within the definition of Restricted Services or otherwise, as part of the conduct of the “RBC Wealth Management” or “RBC Capital Markets” business substantially in the manner as comparable businesses are conducted in the United States;

(7) Parent and its Affiliates from undertaking general advertising or marketing campaigns not targeting Transferred Customers, or providing Restricted Services to a Transferred Customer at the request of such a customer;

(8) make acquisitions or maintain ownership of any entity in connection with the venture capital or merchant banking line of business of Parent or any Affiliate thereof; or

(9) the provision of any products or services by Moneris Solutions.

(c) For the avoidance of doubt, subject to the restrictions imposed by applicable subsections of Section 4.06(b), this Section 4.06 shall not apply to any controlled Affiliate of either party if such party ceases to control, directly or indirectly, such Affiliate or if such Affiliate sells all or substantially all of its assets to an unaffiliated third party.

(d) Nothing in this Agreement shall require any party or any of its Subsidiaries to terminate any instruments, accounts or agreements of or with any customer or client in effect as of the date hereof, or prohibit or otherwise limit any of them from either accepting or making deposits and withdrawals to and from such accounts or performing their respective binding obligations in effect as of the Closing Date under such instruments or agreements.

(e) The parties hereto acknowledge that the covenants in this Section 4.06 are necessary in order to induce the parties to enter into and consummate the transactions contemplated by this Agreement, are required by each party in connection with the transactions contemplated by this Agreement, and that each such party would not enter into and consummate the transactions contemplated by this Agreement without the agreement of the other party to the covenants contained in this Section 4.06. Each party also agrees not to challenge the reasonableness or enforceability of the covenants contained in this Section 4.06 in the future. In the event that any of the provisions of this Section 4.06 should ever be adjudicated to exceed the time, scope, geographic, or other limitations permitted by applicable Law in any jurisdiction, then such provisions shall be deemed reformed in such jurisdiction to the maximum time, scope, geographic or other limitations enforceable under applicable Law. Each party further acknowledges that a violation of this Section 4.06 would cause immeasurable injury to the other party and that, in the event of a breach by such party or its controlled Affiliates of this Section 4.06, the other party will not have an adequate remedy at law. Accordingly, in the event of any such breach, the non-breaching party shall be entitled to such equitable and injunctive relief as may be available to restrain the breaching party and its controlled Affiliates from the violation of the provisions hereof in any court of competent jurisdiction and injunctive relief without the necessity of posting a bond or proving special damages. Nothing herein, however, shall be construed as prohibiting any party from pursuing any other remedies available at law or equity for such breach, including the recovery of damages.

4.07 Employee Non-Solicitation.

During the period beginning on the Closing Date and ending on the date that is 18 months after the Closing Date:

(a) neither Parent, Sellers, nor any of their controlled Affiliates shall, directly or indirectly, solicit for employment or employ any Continuing Employee; provided, however, that nothing herein shall be deemed to prohibit any of Parent, Sellers, or any of their controlled Affiliates from conducting any general solicitation or general recruitment effort conducted by a third party and not targeted at any such Continuing Employee or prohibit the solicitation or employment of any Continuing Employee that (1) was terminated by Purchaser or any of its Affiliates, or (2) voluntarily resigned from the employ of Purchaser or any of its Affiliates and has not been employed by Purchaser or any of its Affiliates for at least six months prior to the date of such employment; and

(b) neither Purchaser nor any of its controlled Affiliates (including the Bank and its Subsidiaries) shall, directly or indirectly, solicit for employment or employ any Retained Employee or any WM Advisors; provided, however, that nothing herein shall be deemed to prohibit any of Purchaser or any of its controlled Affiliates from conducting any general solicitation or general recruitment effort conducted by a third party and not specifically targeted at any such Retained Employee or prohibit the solicitation or employment of any such employee that (1) was terminated by Parent or any of its Affiliates, or (2) voluntarily resigned from the employ of Parent or any of its Affiliates and has not been employed by Parent or any of its Affiliates for at least six months prior to the date of such employment.

4.08 Intercompany Agreements.

Except for the Ancillary Agreements, Purchaser acknowledges and agrees that the Bank and its Subsidiaries and Parent (and any of its applicable Affiliates) will enter into one or more mutual termination and release agreements pursuant to which all Contracts between the Bank and its Subsidiaries, on the one hand, and Parent, Seller or an Affiliate of Seller (other than the Bank and its Subsidiaries), on the other hand, which are set forth in Section 3.02(z) of the Seller Disclosure Schedule, whether relating to products, services or support provided to or by the Bank and its Subsidiaries or otherwise, shall be terminated immediately prior to the Effective Time, and the Bank and its Subsidiaries shall not be entitled to receive any products, services or support covered by such contracts, agreements, commitments or arrangements following the Effective Time. Notwithstanding the foregoing, such terminations and releases shall be pursuant to the applicable terms, if any, of such Contracts as they are in effect as of the date hereof and as Previously Disclosed; provided, however, that such terminations and releases shall (a) be without expense, penalty, fee or cost to the Bank or its Subsidiaries, other than expenses and costs that have been fully accrued on the Financial Statements prior to the date hereof, (b) not apply to the indemnification provisions set forth in such Contracts (if any) solely in the case of third-party claims which relate to events that occurred prior to the Closing Date and for which notice is received by the party from which indemnification is sought pursuant to this Section 4.08(b) no later than one year following the Closing, and (c) not apply to any Intercompany Receivables or Intercompany Payables that are subject to Section 4.17.

4.09 Employees and Employee Benefits.

(a) For a period of one year after the Effective Time (the “Continuation Period”), Purchaser shall provide or cause its Affiliates to provide to each employee of the Bank or its Subsidiaries who continues employment with Purchaser or any of its Subsidiaries following the Effective Time (each, a “Continuing Employee”) (1) base wages or salaries, as applicable, at least equal to those provided to such Continuing Employee immediately prior to the Effective Time; (2) annual bonus opportunities that are substantially comparable, in the aggregate, to the annual bonus opportunities provided to such Continuing Employee immediately prior to the Effective Time; and (3) employee benefit plans, programs, policies and arrangements that are substantially comparable, in the aggregate, to the employee benefit plans, programs, policies and arrangements provided to such Continuing Employee immediately prior to the Effective Time.

(b) Seller shall ensure that as of immediately prior to the Effective Time, each employee or other service provider of Seller and its Affiliates whose responsibilities consist primarily of providing services to the businesses of the Bank and its Subsidiaries is employed (or, in the case of independent contractors, engaged) by the Bank and its Subsidiaries and that no other individual is employed (or, in the case of independent contractors, engaged) by the Bank and its Subsidiaries. Notwithstanding the foregoing, immediately prior to the Effective Time, Seller shall cause the employment of each Inactive Employee and of each Bank Employee collectively set forth on Section 4.09(b) of the Seller Disclosure Schedule to be transferred to Parent or an Affiliate of Parent other than the Bank and its Subsidiaries (such employees, the “Retained Employees”). Seller shall deliver an updated copy of Section 4.09(b) of the Seller Disclosure Schedule to Purchaser not more than 30 Business Days following the date of this Agreement and shall provide Purchaser with an updated copy of Section 4.09(b) of the Seller Disclosure Schedule within 10 Business Days prior to the Closing Date; provided that the content of such Section 4.09(b) of the Seller Disclosure Schedule shall be mutually agreed upon (with each party acting reasonably) by Seller and Purchaser (provided that, for the avoidance of doubt, the persons scheduled on Section 4.09(b) of the Seller Disclosure Schedule as of the date of this Agreement shall remain on any such updated Schedule 4.09(b)). For the avoidance of doubt, a Retained Employee shall not be considered a “Continuing Employee,” provided that Purchaser shall make an offer of employment to each Inactive Employee who returns to employment prior to the six-month anniversary of the Closing Date (or, in respect of Inactive Employees on military leave, prior to expiration of the statutorily mandated return period) on the terms generally applicable to Continuing Employees.

(c) Purchaser shall provide, or cause its Subsidiaries to provide, each Continuing Employee who is terminated without cause by Purchaser or its Subsidiaries during the Continuation Period with severance compensation and benefits that are no less favorable than the severance compensation, if any, that each such Continuing Employee would have been eligible to receive under the Previously Disclosed severance policy of the Bank (taking into account service with Parent or its Subsidiaries prior to the Effective Time and service with Purchaser and its Affiliates after the Effective Time); provided that such payments may be conditioned on execution of a release of claims in a form satisfactory to Purchaser.

(d) With respect to any benefit plans sponsored by Purchaser and its Subsidiaries (such plans, the “Purchaser Plans”) in which any Continuing Employee becomes eligible to participate on or after the Effective Time, Purchaser, as applicable, shall (1) waive all preexisting conditions, actively at work requirements, exclusion and waiting periods with respect to participation and coverage requirements under the Purchaser Plans to the extent they were inapplicable to, or were satisfied under, the Seller Employee Plans; (2) for purposes of (A) eligibility (including eligibility for early retirement benefits), (B) vesting and (C) prospective benefit level, recognize the service that was credited to each such Continuing Employee under the Seller Employee Plans prior to the Effective Time, under the Purchaser Plans (except to the extent it would result in a duplication of benefits), as if such service were with Purchaser and its Subsidiaries (provided that the service crediting in this clause (2) shall not apply with respect to any defined benefit plans, including, without limitation The PNC Financial Services Group, Inc. Pension Plan); and (3) cause any deductible, coinsurance and out-of-pocket expenses incurred by any such Continuing Employee and his or her covered dependents under the Seller Employee Plans during the portion of the plan year ending on the Closing Date to be taken into account for purposes of satisfying deductible, coinsurance and maximum out-of-pocket requirements for the same year under the applicable Purchaser Plan.

(e) Purchaser shall permit each Continuing Employee who has received an eligible rollover distribution (as defined in Section 402(c)(4) of the Code) from the RBC-USA Retirement and Savings Plan, if any, to roll such eligible rollover distribution, including any associated loans, as part of any lump sum distribution into an account under the Purchaser’s 401(k) Plan; provided that Purchaser may require that any such rollover contributions be made only in cash.

(f) Effective as of the Closing Date, Purchaser or its Subsidiaries shall designate a post-retirement medical benefit plan (the “Purchaser Retiree Medical Plan”) for the benefit of any Continuing Employee who satisfies the eligibility criteria at the Closing Date, or during the one-year period immediately following the Closing Date, for benefits under the RBC-USA Retiree Medical Program (each, an “Eligible Employee”). Effective as of the Closing Date, Purchaser or its Subsidiaries shall assume all Liabilities for the subsidy for post-retirement medical benefits under the RBC-USA Retiree Medical Program with respect to Eligible Employees (which shall be determined in accordance with the terms of the retiree medical program of Purchaser and its Subsidiaries), and such employees shall cease to be eligible to participate in the RBC-USA Retiree Medical Program. The benefits provided to the Eligible Employees under the Purchaser Retiree Medical Plan shall be no less favorable in the aggregate than those provided to similarly situated employees of Purchaser and its Affiliates. Purchaser and its Affiliates shall have no Liabilities in respect of retiree welfare benefits with respect to any Bank Employees who are not Eligible Employees or in respect of any retiree health and welfare benefits that are not retiree medical benefits.

(g) Effective as of the Closing Date, Purchaser or its Subsidiaries shall retain (i) the non-qualified agreements and arrangements and the split-dollar life insurance plans set forth on Section 4.09(g) of the Seller Disclosure Schedule and (ii) the Liability for all obligations (whether or not vested) which have accrued under the non-qualified agreements and arrangements and the split-dollar insurance plans set forth on Section 4.09(g) of the Seller Disclosure Schedule with respect to any Bank Employee and Seller (or any Affiliate of Parent) shall not retain any Liability for such obligations. Seller or its applicable Affiliate shall transfer to Purchaser (or, if applicable, the Bank and its Subsidiaries shall retain) any assets associated with such agreements, arrangements, and plans, including, without limitation, the insurance policies related to the split-dollar insurance plans. Notwithstanding the foregoing provisions of this Section 4.09(g), Seller shall assume or retain, as applicable, all Liability in respect of the Excess Plan under Article VII of the Amended and Restated Centura Bank, Inc. Omnibus Supplemental Executive Retirement Plan and the National Bank and Trust Company Excess Benefit Plan (the “Excess Plan”), and Purchaser and its Affiliates shall have no Liability in respect of the Excess Plan.

(h) Purchaser shall take all necessary steps to transfer the work visas of each Continuing Employee listed on Section 3.02(n)(10) of the Seller Disclosure Schedule to Purchaser or its Affiliates, effective as of the Closing Date.

(i) Purchaser and the Sellers acknowledge and agree that all provisions contained in this Section 4.09 are included for the sole benefit of Purchaser and the Sellers and nothing contained herein shall (i) be construed as an amendment to any employee benefit plan or program, (ii) create any third-party beneficiary or other rights in any other person, including any employee or former employee of any of Purchaser or Sellers or their respective Affiliates, or any dependent or beneficiary thereof or (iii) otherwise obligate Purchaser or any of its Affiliates to maintain any particular employee benefit plan or retain the employment of any particular employee following the Effective Time. Purchaser and Seller further acknowledge and agree that Sellers shall cause the Bank and the Bank’s Subsidiaries to provide to Purchaser all employee books and records relating to Continuing

Employees and, to the extent any Inactive Employees become employees of the Purchaser or any of its Affiliates during the six-month period following the Closing Date, Inactive Employees who becomes employees of the Purchaser or any of its Affiliates.

4.10 Further Assurances.

From and after the Closing, consistent with the terms and conditions hereof, Parent and Purchaser shall and shall cause each of their respective Subsidiaries to, and shall use reasonable best efforts to cause their Affiliates to, promptly execute, acknowledge and deliver such instruments, certificates and other documents and take such other action as a party may reasonably require in order to carry out any of the transactions contemplated hereby. Following the Closing, the parties shall cooperate with one another to prepare and file all documents and forms and amendments thereto as may be required by applicable Law with respect to the transactions contemplated by the Transaction Documents.

4.11 Tax Matters.

(a) Tax Indemnification.

(1) Seller shall be liable for and indemnify Purchaser and its Affiliates (including, after the Closing Date, the Bank and its Subsidiaries) for any Excluded Taxes, and, without duplication, Seller shall include the income of the Bank and its Subsidiaries on Seller’s consolidated federal income Tax Returns and state combined or unitary Tax Returns for all Pre-Closing Tax Periods in a manner consistent with past practice and pay any Tax attributable to such income (after taking into account the use of any net operating losses, Tax credits or other available Tax attributes arising in a Pre-Closing Tax Period). Except to the extent treated as an asset on the Closing Balance Sheet, Seller shall be entitled to any refund of Taxes (including any amount recovered relating to the Refund Claim) of the Bank or any of its Subsidiaries received for any Pre-Closing Tax Period (other than any refund, credit or offset of Taxes attributable to, or resulting from, a carry back of any item arising in a Post-Closing Tax Period, or in the case of a refund, credit or offset for a Straddle Period, the use of such item arising in a Post-Closing Tax Period). Purchaser shall be entitled to the amount of any other refund, credit, offset or other Tax benefit of the Bank or any of its Subsidiaries.

(2) Upon Seller’s request, Purchaser shall cause the Bank to promptly (and in any event within fifteen (15) days of such request) furnish information to Seller as reasonably requested by Seller to allow Seller to satisfy its Tax Return filing obligations under clause (1).

(b) Post-Closing Obligations of Purchaser. Purchaser shall indemnify the Sellers against (i) any additional Tax owed by the Bank or any of its Subsidiaries resulting from any transaction engaged in by the Bank or any of its Subsidiaries occurring on the Closing Date after the Effective Time other than in the ordinary course of business, and (ii) any Transfer Taxes for which Purchaser is responsible pursuant to Section 4.11(h).

(c) Without the prior written consent of Seller (which consent shall not be unreasonably withheld), Purchaser shall not, and shall not cause or permit the Bank or any of its Subsidiaries to (A) amend any Tax Return filed with respect to any Pre-Closing Tax Period, or (B) make any Tax Election that would have retroactive effect to any Pre-Closing Tax Period, in each case to the extent such amendment or election could give rise to an indemnity payment by Seller for a Pre-Closing Tax Period under this Agreement.

(d) Indemnification Payments. Payment in full of any amount due under Sections 4.11(a) and (b) shall be made to the indemnified party in immediately available funds no later than the later of (i) ten (10) days after the indemnified party makes written demand on the indemnifying party and (ii) ten (10) days prior to the date on which the underlying amount is required to be paid by the indemnified party.

(e) Mutual Assistance and Cooperation. After the Closing, the Sellers and Purchaser shall, subject to Section 4.04:

(1) assist (and cause their respective Affiliates to assist) the other parties in preparing any Tax Returns of the Bank and its Subsidiaries;

(2) cooperate fully in preparing for any audit of, or dispute with, any taxing authority regarding, any Tax Return of the Bank or any of its Subsidiaries;

(3) make available to the other parties and to any taxing authority as reasonably requested all information, records and documents relating to Taxes of the Bank or its Subsidiaries;

(4) provide timely notice to the other parties in writing of any pending or threatened tax audit or assessment of the Bank or its Subsidiaries for Taxes for which the other party may have a liability; and

(5) furnish the other parties with copies of all correspondence received from any taxing authority in connection with any audit or information request with respect to the Bank or any of its Subsidiaries for Taxes for which the other parties may have a liability.

(f) Contest Provisions.

(1) Seller shall have the right to represent the Bank’s interests in connection with the Refund Claim and any other Tax Contest relating to taxable years or periods ending on or before the Closing Date and to employ counsel of its choice at its expense, provided, that, except with respect to the Refund Claim, Seller shall have first notified Purchaser in writing (i) of its intention to do so; (ii) of the identity of counsel, if any, chosen by Seller in connection therewith; and (iii) they agree that Seller shall be liable for any reasonable expenses, including reasonable fees for outside attorneys and other outside consultants incurred in connection with the Refund Claim and any other Tax Contest; provided, further, that with respect to any Tax Contest (other than the Refund Claim) described in this Section 4.11(f)(1), Seller shall (A) keep Purchaser reasonably informed with respect to such Tax Contest, and (B) not settle, compromise or abandon any such Tax Contest without obtaining the prior written consent of Purchaser, which consent shall not be unreasonably withheld.

(2) In the case of a Tax Contest for a Straddle Period of the Bank or any of its Subsidiaries, Purchaser shall have the right to control, at its own expense, such Tax Contest; provided, however, that (i) Purchaser shall provide Seller with a timely and reasonably detailed account of each phase of such Tax Contest, (ii) Purchaser shall consult with Seller before taking any significant action in connection with such Tax Contest, and (iii) Seller shall be entitled to participate in such Tax Proceeding, at its own expense.

(3) Purchaser shall have the exclusive right to control, at its own expense, any Tax Contest involving the Bank or any of its Subsidiaries (other than any Tax Contest described in Sections 4.11(f)(1) and (2)).

(g) Filing of Tax Returns.

(1) Seller shall timely prepare and file or shall cause to be timely prepared and filed any Tax Return of the Bank or any of its Subsidiaries for any taxable period that ends on or before the Closing Date, provided that Seller shall prepare and file such Tax Returns in a manner consistent with the past practice of the Bank or its Subsidiaries, as the case may be, unless otherwise required by applicable Law.

(2) Purchaser shall, except to the extent that such Tax Returns are the responsibility of Seller under Section 4.11(g)(1), and subject to Section 4.11(g)(3), be responsible for the preparation and filing of all Tax Returns with respect to the Bank and its Subsidiaries.

(3) For any Tax Return of the Bank or any of its Subsidiaries with respect to a Straddle Period, Purchaser shall (i) prepare and file such Tax Returns in a manner consistent with the past practice of the Bank or its Subsidiaries, as the case may be, unless otherwise required by applicable Law, (ii) deliver to Seller for its review and comment a copy of such proposed Tax Return at least thirty (30) days (to the extent practicable), but in no event less than twenty (20) days prior to the due date (giving effect to any validly obtained extension) thereof, and (iii) use good faith in considering and reflecting, as is reasonable, Seller’s comments.

(h) Transfer Taxes. Each of Purchaser and Seller shall be liable for fifty percent (50%) of any transfer, stamp, documentary, registration, sales, use tax and other such Taxes and any conveyance fee, recording charge and other fees and charges (including any penalties and interest) (“Transfer Taxes”) incurred as a result of the transfers effected pursuant to this Agreement.

(i) Tax Sharing Agreements.

(1) As of the Closing Date, any Tax sharing or allocation agreement or arrangement, whether or not written, that may have been entered into between the Bank or any of its Subsidiaries on the one hand, and Parent or any of its Affiliates (other than the Bank or its Subsidiaries) on the other hand, shall be terminated, and no payments that are owed by or to the Bank or any of its Subsidiaries shall be made thereunder.

(2) The foregoing notwithstanding, after the Closing Date, Seller shall pay to Bank any remaining amount that would be due pursuant to the tax sharing agreement in effect immediately prior to the Effective Time among the Seller Affiliates if such agreement were still in effect, to Bank or any of its Subsidiaries for net operating losses of Bank and its Subsidiaries included on the Closing Balance Sheet and utilized on Seller’s combined, unitary or consolidated income Tax Return (other than amounts that would be due among Bank and its Subsidiaries). To the extent that Seller or any other member of its consolidated group has paid to Bank or a Bank Subsidiary an amount for the use of a Bank or Bank Subsidiary’s net operating loss that is later determined not to have been utilized by Seller or another member of its consolidated group (other than Bank or a Bank Subsidiary) Purchaser or Bank shall return to Seller the full amount paid for the unused net operating loss.

(j) Coordination; Survival. Notwithstanding anything in this Agreement to the contrary, the procedures with respect to Tax matters shall be governed exclusively by this Section 4.11 (and not by any provision of Article VI). The covenants and indemnification provisions of this Section 4.11 and the representations and warranties contained in Section 3.02(p) shall survive until the expiration of the relevant statutes of limitations plus an additional thirty (30) days; provided that the representations and warranties contained in Section 3.02(p)(12) shall survive until the tenth anniversary of the Closing Date.

(k) Treatment of Indemnity Payment. The parties agree that, except to the extent otherwise required under the applicable Tax Law all indemnification payments made pursuant to this Agreement shall be treated by the parties as an adjustment to the Purchase Price.

(l) Certain Consolidated Return Elections. The Sellers shall (i) not make an election to reattribute to the Sellers or any of their Affiliates (other than the Bank and its

Subsidiaries) any Tax attributes of the Bank or any of its Subsidiaries pursuant to Treasury Regulation Section 1.1502-36(d)(6)(i)(B) or (C) and (ii) make an election under Treasury Regulation Section 1.1502-36(d)(6)(i)(A), in form and in substance reasonably acceptable to Purchaser, to reduce all or a portion of Seller’s basis in the stock of the Bank if and to the extent that the failure to make such an election would result in attribute reduction pursuant to Treasury Regulation Section 1.1502-36(d). Seller shall deliver to Purchaser in a timely manner a copy of any election described in this Section 4.11(l), together with any relevant attachments, worksheets and calculations prepared in connection therewith.

4.12 Transfer of Certain Assets and Liabilities

(a) Prior to the Closing, Seller shall cause the Bank or its Subsidiaries, as applicable, to take all such actions as are necessary and sufficient, to transfer and assign, to an Affiliate of Parent (other than the Bank and its Subsidiaries), the assets and liabilities of the Bank set forth in Section 4.12(a) of the Seller Disclosure Schedule (collectively, the “Excluded Assets and Liabilities”). Seller shall undertake the matters contemplated by this Section 4.12 in a manner that does not, in any way prevent or impair in any material respect the consummation of the transactions contemplated by this Agreement.

(b) Prior to the Closing, Seller shall assign or cause to be assigned the Naming Rights Agreement to the Bank.

4.13 Release of Guaranties and Certain Other Obligations.

With respect to each guaranty, letter of credit, indemnity, performance or surety bond or similar credit support arrangement issued by or for the account of Parent or its Affiliates (other than the Bank and its Subsidiaries) with respect to the Bank or any of its Subsidiaries that is set forth in Section 4.13 of the Seller Disclosure Schedule (the “Support Obligations”), Purchaser shall use reasonable best efforts to (i) obtain, prior to the Closing, substitute credit support arrangements in replacement for the Support Obligations, and (ii) procure that Parent and/or its Affiliates (other than the Bank and its Subsidiaries), and, where applicable, its sureties or letter of credit issuers, be fully released from its obligations under the Support Obligations, in form and substance reasonably satisfactory to Seller. Seller will cooperate reasonably with Purchaser with respect to the foregoing. Purchaser further agrees that to the extent that Parent or any of its Affiliates (other than the Bank and its Subsidiaries) incurs any Losses in connection with such Support Obligations after the Closing, Purchaser shall promptly reimburse Parent for, any and all such Losses, including costs or expenses in connection with such Support Obligations, including Parent’s or its Affiliates’ reasonable out-of-pocket expenses in maintaining such Support Obligations, whether or not any such Support Obligation is drawn upon or required to be performed, and shall in any event promptly reimburse Parent to the extent any Support Obligation is called upon and Parent or any of its Affiliates (other than the Bank and its Subsidiaries) incur any Losses in connection with the Support Obligation.

4.14 Seller Marks.

Subject to the terms of this Agreement and the Ancillary Agreements, Purchaser acknowledges that the Bank and its Subsidiaries shall have no right, title or interest after the Closing in or to any trademarks, service marks, logos, designs, symbols, trade names, corporate names or other names (collectively, “Marks”) or intellectual property owned by or licensed to Parent or any of its Affiliates (other than the Bank and its Subsidiaries) including the names “RBC”, “Royal”, “Access USA” and all Marks containing the names “RBC”, “Royal” and “Access USA”, any Marks that are derivations thereof or similar thereto, any registrations or applications with respect to any of the foregoing, any domain names containing any of the foregoing, nor any goodwill associated with any of the foregoing (collectively, the “Parent Marks”), and that to the extent that the Bank or any of its Subsidiaries has any such rights, such rights and the Transferred Intellectual Property shall be, and hereby are, assigned to Parent effective as of the Closing. After the Closing, Purchaser shall cause the Bank and its Subsidiaries (1) to terminate any and all uses of any of the Parent Marks and the Transferred Intellectual Property immediately following the Closing, (2) to execute and deliver to Parent at such time a written disclaimer of any rights to the Parent Marks and the Transferred Intellectual Property and an acknowledgment that the Parent Marks and the Transferred Intellectual Property, and the goodwill associated therewith are proprietary rights belonging to Parent or an Affiliate of Seller (other than the Bank and its Subsidiaries) and that such entities are the sole owners of all trademark and other rights, titles and interests in and to the Parent Marks and the Transferred Intellectual Property, and (3) execute such other documents requested by Parent from time-to-time to effectuate or evidence the foregoing. Purchaser acknowledges and agrees that none of the Bank nor any of its Subsidiaries shall, after the Closing, use, seek to use, adopt, register or apply for registration of any Parent Mark or Transferred Intellectual Property.

4.15 Insurance.

Following the Closing Date, the Bank and its Subsidiaries shall no longer be insured under any insurance policy of Parent or any of its Affiliates (other than the Bank and its Subsidiaries).

4.16 Release.

Subject to Section 4.08 and Section 4.17, and without prejudice to the parties’ respective indemnification obligations under Section 4.11 and Article VI, at or prior to the Closing, (a) the Bank and its Subsidiaries shall execute releases acquitting, releasing and discharging Parent, any of its Affiliates and the directors of the Bank from any and all liabilities to the Bank that exist as of the Closing Date or that arise in the future from events or occurrences taking place prior to or as of the Closing Date, and (b) Parent and its Subsidiaries (other than the Bank and its Subsidiaries) shall execute releases acquitting, releasing and discharging the Bank and any of its Affiliates from any and all liabilities to

Parent or any of its Subsidiaries (other than the Bank and its Subsidiaries) that exist as of the Closing Date or that arise in the future from events or occurrences taking place prior to or as of the Closing Date and from any obligations under Contracts to which Parent or any of its Subsidiaries (other than the Bank and its Subsidiaries) is a party (i) under which the Bank or any of its Subsidiaries are provided with services, property or other assets that are used in the conduct of their respective businesses, (ii) that contain any exclusive dealing or third party referral arrangements imposed on the Bank or its Subsidiaries, or any express non-competition or non-solicitation covenants that purport to limit the freedom from and after the Closing of the Bank or its Subsidiaries to compete in any line of business or with any Person or in any area, or (3) for which there are any costs or expenses that would be incurred by the Bank or any of its Subsidiaries from and after the Closing in connection with the termination of such Contracts.

4.17 Intercompany Items.

At or prior to the Closing, the Sellers shall take, or cause to be taken, all such actions necessary so that Intercompany Receivables or Intercompany Payables shall have been settled or paid; provided that, the parties hereby agree to work in good faith to agree upon mutually acceptable procedures for the settlement or payment of trailing activities.

4.18 Takeover Laws and Provisions.

Purchaser and its Subsidiaries shall not take any action that would cause the transactions contemplated by the Transaction Documents to be subject to requirements imposed by any Takeover Law or Takeover Provision. If any Takeover Law or Takeover Provision may become, or may purport to be, applicable to the transactions contemplated by the Transaction Documents, Purchaser and the members of its Board of Directors shall grant such approvals and take such actions as are necessary so that the transactions contemplated by the Transaction Documents may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Law or Takeover Provision on any of the transactions contemplated by the Transaction Documents.

4.19 Registration; Listing.

Prior to the Closing, the parties shall negotiate a registration rights agreement (the “Registration Rights Agreement”) which shall become effective at the Effective Time and which shall include, among other customary terms, the following terms:

(a) Subject to the terms and conditions of this Agreement, in the event that the Stock Consideration does not equal zero, Purchaser covenants and agrees that (i) effective at the Closing, Purchaser shall prepare and file with the SEC a shelf registration statement (or, at Purchaser’s option, designate an existing shelf registration statement on file with the SEC) to permit resale by Seller, commencing promptly following the Closing, whether by means of an underwritten offering or otherwise, of the Purchaser Shares consisting of the Stock Consideration, (ii) Purchaser shall use its reasonable best efforts to keep such shelf registration statement continuously effective and in compliance with the Securities Act and usable for resale of such Purchaser Shares until the earlier of the resale by Seller of all such Purchaser Shares and the second anniversary of the Closing Date, and (iii) Purchaser shall reasonably cooperate with Seller to facilitate Seller’s resale of such Purchaser Shares (including, as applicable, by preparing and filing with the SEC a prospectus supplement with respect to a proposed offering of such Purchaser Shares, using reasonable best efforts to prevent the issuance or obtain the withdrawal of any order suspending the effectiveness of the applicable shelf registration statement, entering into a customary underwriting agreement, subject to customary confidentiality undertakings, making available due diligence information reasonably requested (and of the type customarily provided in connection with due diligence conducted in connection with a registered public offering of securities) by underwriters, attorneys and accountants, and otherwise providing customary cooperation for a resale transaction of the contemplated type).

(b) Purchaser shall not be required to effect a registration (including a resale of from an effective shelf registration statement) or an offering pursuant to this Section 4.19 during a black-out period during which Purchaser is not effecting sales or registrations of sales of Purchaser Shares generally. Purchaser and Seller agree to coordinate in good faith and Purchaser shall reasonably accommodate Seller’s preferred timeframe for effecting a sale of Purchased Shares. All selling expenses incurred in connection with any registration under this Section 4.19 shall be borne by the party incurring such expense; provided that Seller shall bear all underwriting discounts, commissions or fees.

(c) In the event that the Stock Consideration does not equal zero, Purchaser shall use its reasonable best efforts to cause the Purchaser Shares consisting of the Stock Consideration to be approved for listing on the New York Stock Exchange, subject to official notice of issuance, prior to the Closing.

4.20 Intellectual Property.

To the extent that any Intellectual Property owned by the Bank or any of its Subsidiaries immediately after the Closing and that was used by Seller, Parent or any Affiliate of Seller (other than the Bank or any of its Subsidiaries) prior to the Closing, Purchaser hereby grants to Seller, Parent and any of their Affiliates, effective as of the Closing, a non-exclusive, non-transferable, perpetual, irrevocable, worldwide, royalty-free, fully paid-up right and license in, to and under such Intellectual Property, including the right to (1) make, have made, use, import, offer for sale, lease, sell and/or otherwise transfer or dispose of any products or services for any purpose, and (2) use, reproduce, display (publicly or otherwise), perform, transmit, distribute, modify, prepare derivative works based on and otherwise exploit any and all of such Intellectual Property.

4.21 Customer Lists.

Prior to the Closing Date, Parent and Purchaser shall identify and agree in good faith upon a list of the Transferred Customers (the “Transferred Customer List”) and a list of the Retained Customers (the “Retained Customer List”), in accordance with the principles specified in Section 4.21 of the Seller Disclosure Schedule. The list of Retained Customers shall be the exclusive, proprietary property of Parent, and the list of Transferred Customers shall be the exclusive, proprietary property of Purchaser.

4.22 Additional Agreements.

(a) Prior to the Closing, Seller shall, and shall cause its Subsidiaries (including the Bank and its Subsidiaries) to take the actions set forth on Section 4.22(a) of the Seller Disclosure Schedule.

(b) The Sellers hereby acknowledge and agree that, during the fifteen trading day period immediately preceding the Closing Date, they shall not, and they shall cause their respective Affiliates not to (except in a fiduciary capacity or in connection with client or customer transactions), enter into any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of Purchaser Shares by Parent or its Affiliates.

(c) During the period commencing on the Closing Date and ending on the earlier of (1) the second anniversary thereof or (2) the date on which Seller completes its disposition of the Stock Consideration (which shall be the end of the Closing Date if the Stock Consideration is equal to zero), in the event that at any time Parent and its Subsidiaries beneficially own, directly or indirectly, Purchaser Shares representing in the aggregate 5% or more of the total number of Purchaser Shares issued and outstanding (as calculated for purposes of the prior approval requirements of Section 3(a)(3) of the BHC Act) as of such time, Parent shall, and shall cause its Subsidiaries to, take all actions as promptly as possible (but giving due regard to the state of the equity and capital markets) to sell the necessary number of Purchaser Shares so that, immediately after giving effect to such sales, Parent and its Subsidiaries own, directly and indirectly, Purchaser Shares representing in the aggregate less than 5% of the total number of Purchaser Shares issued and outstanding (as calculated for purposes of the prior approval requirements of Section 3(a)(3) of the BHC Act).

(d) To the extent that Purchaser or Seller identify, prior to the Closing, any transition services that Purchaser and its Affiliates or Seller and its Affiliates reasonably require following the Closing and in connection with the transactions contemplated by this Agreement, Purchaser and Seller shall negotiate in good faith and in a commercially reasonable manner to enter into an agreement for any such services to be provided on commercially reasonable terms and for a period not to exceed nine months from the Closing

Date. Purchaser and Seller agree to use commercially reasonable efforts to obtain any third party consents necessary in connection with the foregoing.

(e) Parent hereby agrees that promptly after the last day of the Covered Period (and provided that Purchaser has reported to Parent all sales of Covered Securities during the Covered Period), Parent shall pay Purchaser an amount (if any) in cash equal to the greater of (i) the amount of the Aggregate Realized Losses during the Covered Period net of the amount of Aggregate Realized Gains during the Covered Period and (ii) zero dollars; provided that the aggregate amount of cash payments made by Parent to Purchaser pursuant to this Section 4.22(e) shall not exceed the Aggregate Payment Obligation. Purchaser agrees that it shall cause Purchaser Bank to conduct any sales of Covered Securities only with Persons who are not Affiliates of Purchaser in arm’s length, commercially reasonable transactions (recognizing that all such sales may occur at any time after the Closing).

ARTICLE V

Closing Conditions

5.01 Conditions to Each Party’s Obligations under this Agreement.

The respective obligations of each of Purchaser and the Sellers to effect the transactions contemplated hereby shall be subject to the fulfillment or written waiver by Purchaser and Seller prior to the Closing of each of the following conditions:

(a) Governmental and Regulatory Consents. All Requisite Regulatory Approvals shall have been obtained or made and shall be in full force and effect and all related waiting periods required by Law shall have expired.

(b) No Injunction. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the transactions contemplated by this Agreement, including the Stock Sale and the transfers provided for in Section 4.12.

(c) Excluded Assets and Liabilities. The Excluded Assets and Liabilities shall have been transferred and assigned to an Affiliate of Seller (other than the Bank and its Subsidiaries).

5.02 Conditions to Obligations of the Sellers.

The obligation of the Sellers to effect the transactions contemplated hereby is also subject to the fulfillment or written waiver by Seller, prior to the Closing of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Purchaser set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date); provided, however, that for purposes of determining the satisfaction of the condition set forth in this Section 5.02(a), such representations and warranties shall be deemed to be so true and correct if the failure or failures of such representations and warranties to be true and correct (such representations and warranties to be read for this purpose without giving effect to any materiality, “Purchaser Material Adverse Effect” or similar qualifications (the “Excluded Purchaser Qualifications”)) do not constitute, individually or in the aggregate, a Purchaser Material Adverse Effect; provided, further, that if the Stock Consideration shall equal zero, then for purposes of determining the satisfaction of the condition set forth in this Section 5.02(a), the representations and warranties of Purchaser set forth in Sections 3.03(b), 3.03(d), 3.03(e)(3), 3.03(f), 3.03(g), 3.03(h), 3.03(i), 3.03(j)(1), 3.03(l), 3.03(m), 3.03(n), 3.03(o), 3.03(p), 3.03(s), 3.03(t) and 3.03(u) (the “Specified Purchaser Representations”) shall in all events be deemed to be true and correct; and Seller shall have received a certificate, dated the Closing Date, signed on behalf of Purchaser by the Chief Executive Officer or the Chief Financial Officer of Purchaser to such effect.

(b) Performance of Obligations of Purchaser. Purchaser shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing; and Seller shall have received a certificate, dated the Closing Date, signed on behalf of Purchaser by the Chief Executive Officer or the Chief Financial Officer of Purchaser to such effect.

(c) Registration and Listing. In the event that the Stock Consideration does not equal zero, Purchaser shall have caused the Purchaser Shares consisting of the Stock Consideration to be approved for listing on the New York Stock Exchange, subject to official notice of issuance.

(d) Purchaser Closing Deliverables. Purchaser shall have delivered to the Sellers each of the certificates, instruments, agreements, documents and other items required to be delivered by it pursuant to Section 2.02(b) at or prior to the Closing Date.

5.03 Conditions to Obligation of Purchaser.

The obligation of Purchaser to effect the transactions contemplated hereby is also subject to the fulfillment or written waiver by Purchaser, prior to the Closing of each of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Seller set forth in this Agreement (other than those specified in clause (ii)) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date without giving effect to any materiality, “Seller Material Adverse Effect” or similar qualifications (the “Excluded Seller Qualifications”) set forth in such representations and warranties (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date); provided that no such representation or warranty of the Sellers will be deemed untrue or incorrect for purposes of this paragraph (a)(i) as a consequence of the existence of any fact, event, change, condition, development, circumstance or effect inconsistent with such representation or warranty, unless such fact, event, change, condition, development, circumstance or effect, individually or taken together with all other facts, events, changes, conditions, developments, circumstances or effects inconsistent with any representation or warranty of the Sellers, has had or would reasonably be likely to have a Seller Material Adverse Effect; and (ii) the Designated Seller Representations (other than the representations and warranties contained in Section 3.02(c)) shall be true and correct in all respects (other than, in the case of 3.02(b)(1), a failure to be true and correct to a de minimis extent) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date); and Purchaser shall have received a certificate, dated the Closing Date, signed on behalf of the Sellers by each of the President or Chief Financial Officer of Parent and the President or Chief Financial Officer of Seller to such effect.

(b) Performance of Obligations of Sellers. Seller shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing; and Purchaser shall have received a certificate, dated the Closing Date, signed on behalf of the Sellers by each of the President or Chief Financial Officer of Parent and the President or Chief Financial Officer of Seller to such effect.

(c) Resignations. At or prior to the Effective Time, Seller shall cause the Bank to remove or effect the resignation of each director of the Bank as of the Effective Time.

(d) Seller Closing Deliverables. Seller shall have delivered to Purchaser each of the certificates, instruments, agreements, documents and other items required to be delivered by it pursuant to Section 2.02(b) at or prior to the Closing Date.

ARTICLE VI

Survival and Indemnification

6.01 Survival.

All representations and warranties made by any party in this Agreement shall survive the Closing Date until the date that is 18 months after the Closing Date, except with respect to, and to the extent of, any claim of which written notice in accordance with

Section 6.04 or 6.05 has been given in good faith by one party to the other parties prior to such expiration; provided, however, notwithstanding the foregoing, the representations and warranties set forth in (a) Sections 3.02(a), 3.02(b), 3.02(c)(2) (other than the representations and warranties contained in the first and last sentences thereof) and 3.02(m) shall survive the Closing Date indefinitely, (b) Sections 3.02(n) shall survive until the expiry of the applicable statute of limitations, (c) Section 3.02(x) shall survive until the third anniversary of the Closing Date, and (d) Section 3.02(p) shall survive as specified in Section 4.11(j). All covenants and agreements made by any party in this Agreement shall survive until performed in full or the obligation to so perform shall have expired.

6.02 Indemnification by Parent.

(a) From and after the Effective Time, subject to the limitations set forth in this Article VI, Parent shall indemnify Purchaser, its Affiliates, and their respective officers, directors, employees, agents and representatives (each, a “Purchaser Indemnitee”) against, and hold them harmless from, any loss, liability, claim, damage or expense (including reasonable fees and expenses of counsel) (collectively, “Losses”) to the extent, directly or indirectly, resulting from or arising out of:

(1) any breach of any of the representations or warranties made by the Sellers in this Agreement (such representations and warranties to be read for this purpose without reference to any Excluded Seller Qualification), other than any breach of Section 3.02(p), which shall be governed by Section 4.11, and any Designated Seller Representations;

(2) any breach of any Designated Seller Representations (such representations and warranties to be read for this purpose without reference to any Excluded Seller Qualification);

(3) any failure by the Sellers to perform any of their covenants or agreements contained in this Agreement; and

(4) the Excluded Assets and Liabilities.

(b) Parent shall not be liable to the Purchaser Indemnitees pursuant to Section 6.02(a)(1) until the Losses with respect to the matters contemplated by such Section exceed an aggregate amount equal to $25 million dollars (the “Deductible”) and then only for the amount of such Losses with respect to such matters in excess of the Deductible, up to an aggregate maximum amount payable in excess of the Deductible equal to $850 million (the “Indemnity Cap”).

6.03 Indemnification by Purchaser.

(a) From and after the Effective Time, subject to the limitations set forth in this Article VI, Purchaser shall indemnify Parent, its Affiliates, and their respective officers,

directors, employees, agents and representatives (each, a “Seller Indemnitee”) against, and hold them harmless from, any Losses, as incurred, to the extent, directly or indirectly, resulting from or arising out of:

(1) any breach of any of the representations or warranties made by Purchaser in this Agreement (such representations and warranties to be read for this purpose without reference to any Excluded Purchaser Qualification); provided that if the Stock Consideration shall equal zero, then such indemnification obligation shall not apply in respect of any breach of any of the Specified Purchaser Representations, it being further agreed that notwithstanding anything in this Agreement to the contrary, in the event that the Stock Consideration shall equal zero, then no Seller Indemnitee shall be entitled to any monetary remedy whatsoever in respect of any breach of any such Specified Purchaser Representation, except in the case of fraud, intentional misconduct or willful breach;

(2) any failure by Purchaser to perform any of its covenants or agreements contained in this Agreement; and

(3) any Liability of the Bank and its Subsidiaries related to their respective businesses or assets or any liability or obligation to the extent resulting from Purchaser’s or the Bank’s or its Subsidiaries’ failure to pay, discharge and perform any such liability or obligation when and as due, whether such liability or obligation is now in existence or hereafter incurred (except for such matters of the type for which Parent may be obligated to indemnify the Purchaser Indemnitees pursuant to Section 6.02).

(b) Purchaser shall not be liable to the Seller Indemnitees pursuant to Section 6.03(a)(1) until the Losses with respect to such matters exceed the Deductible and then only for the amount of such Losses in excess of the Deductible, up to an aggregate maximum amount payable in excess of the Deductible equal to the Indemnity Cap.

6.04 Matters Involving Third Parties.

(a) Except with respect to Taxes, which are covered by Section 4.11, each Person entitled to indemnification under this Article VI (the “Indemnified Person”) shall give notice to the Person required to provide indemnification hereunder (the “Indemnifying Person”) promptly after such Indemnified Person receives written notice of any claim, action, suit, proceeding or demand asserted by any Person who is not a party (or a successor to a party) to this Agreement (a “Third-Party Claim”), setting forth in reasonable detail the facts and circumstances pertaining thereto and the basis for the Indemnified Person’s right to indemnification; provided that the failure by an Indemnified Person to so notify the Indemnifying Person shall not relieve any Indemnifying Person of its obligations under this Article VI, except to the extent that such failure prejudices such Indemnifying Person. Thereafter, in the event that the Indemnifying Person assumes the defense of such Third-Party Claim pursuant to Section 6.04(b), the Indemnified Person shall deliver to the Indemnifying Person copies of all notices and documents (including court papers) received by the Indemnified Person relating to the Third-Party Claim.

(b) Except with respect to Taxes, which are covered by Section 4.11, the Indemnifying Person will have the right to assume and thereafter conduct the defense of the Third-Party Claim with counsel of its choice, at the Indemnifying Person’s sole cost and expense (which assumption must be made by the Indemnifying Person, by notice to the Indemnified Person hereto in writing, within thirty (30) days after having been notified by the Indemnified Person of the existence of such Third-Party Claims); provided, however, that the Indemnifying Person will not consent to the entry of any judgment or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Indemnified Person (not to be unreasonably withheld, conditioned or delayed), unless the judgment or proposed settlement (1) involves only the payment of money damages against which the Indemnified Person is indemnified by the Indemnifying Person, covers the full amount of the liability in such Third-Party Claim and releases the Indemnified Person and its Affiliates from all Liability or obligation in connection with such Third-Party Claim, (2) does not impose an injunction or other non-monetary relief upon the Indemnified Person and (3) does not involve a finding or admission of any violation of Law or other wrongdoing by the Indemnified Person. Counsel selected by the Indemnifying Person to defend any such Third-Party Claim shall be a recognized law firm with the experience and resources to defend the Indemnified Person against any such Third-Party Claim in any such proceeding (and shall be consented to by the Indemnified Person, such consent not to be unreasonably withheld). If the Indemnifying Person elects to assume the defense of a Third-Party Claim, (A) the Indemnified Person will cooperate in all reasonable respects with the Indemnifying Person and its attorneys in such defense and (B) the Indemnifying Person will not be liable to the Indemnified Person for legal expenses subsequently incurred by the Indemnified Person in connection with the defense thereof. In any such action or proceeding, the Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at its own expense unless (i) the Indemnifying Person and the Indemnified Person mutually agree to the retention of such counsel, or (ii) the Indemnifying Person and the Indemnified Person have actual or potential differing defenses or conflicts of interests between them that make joint representation inappropriate, then in all such cases of clauses (i) and (ii), the Indemnifying Person shall pay, promptly as statements therefor are received, the reasonable fees and expenses of such counsel for the Indemnified Person. Provided that an Indemnified Person has given the Indemnifying Person notice of a Third-Party Claim as required hereunder, unless an Indemnifying Person assumes the defense of the Third-Party Claim, the Indemnified Person may defend against the Third-Party Claim in any manner it may reasonably deem appropriate, and the Indemnifying Person shall be bound by any final determination with respect to such Third-Party Claim prior to such assumption; provided, however, that the Indemnified Person may not agree to any settlement without the consent of the Indemnifying Person, which consent will not be unreasonably withheld, conditioned or delayed. Each party shall reasonably cooperate with the other parties by providing records and information on a timely basis that are reasonably relevant to any Third-Party Claim, and shall in good faith regularly consult with counsel for the other parties and include such counsel in relevant conferences and proceedings to the extent requested by such counsel. Within ten (10) Business Days of determination of the amount of a Third-Party Claim becoming non-appealable (whether as a result of procedural exhaustion or lapse of time), the Indemnifying Person shall pay to the Indemnified Person an amount equal to the aggregate Losses relating to such Third-Party Claim by wire transfer of immediately available funds to the bank account or accounts designated in writing by the indemnified party not less than one (1) Business Day prior to such payment.

(c) Notwithstanding anything to the contrary contained in this Article VI, the parties shall cooperate with each other to obtain the benefits of any insurance coverage for Third-Party Claims that may be in effect at the time a Third-Party Claim is asserted, and, if any insurance carrier for Parent, any Affiliate of Seller, Purchaser or the Bank is obligated or agrees to defend any Third-Party Claim, such defense shall be tendered to such insurance carrier and the rights of the parties among themselves regarding the assumption and control of such defense shall be subject to the reasonable requirements of such insurance carrier. Nothing contained herein shall obligate any party to obtain or continue after the Closing any insurance coverage for any period.

(d) The amount of any Losses of any Indemnified Person under this Article VI and Section 4.11 shall be reduced by the amount, if any, (1) received by the Indemnified Person from any third Person (including, without limitation, any insurance company or other insurance provider (such amount being referred to herein as a “Third-Party Reimbursement”)), in respect of the Losses suffered thereby and (2) of all net Tax benefits actually realized by the Indemnified Person through a reduction in Taxes otherwise due as a result of such Losses incurred or suffered by the Indemnified Person. If, after receipt by an Indemnified Person of an indemnification payment hereunder, such Person receives a Third-Party Reimbursement in respect of the same Losses (whether in whole or in part) for which indemnification was made and such Third-Party Reimbursement was not taken into account in assessing the amount of indemnification, then the Indemnified Person shall promptly turn over all or the relevant portion of such Third-Party Reimbursement to the Indemnifying Person up to the amount of the indemnification paid pursuant hereto.

(e) No Indemnifying Person shall have any liability under this Article VI or Section 4.11 for indirect, speculative, special, incidental, consequential, punitive or similar damages, including lost profits, lost opportunity costs or lost prospective economic advantage (collectively, “Consequential Damages”); provided, however, that this sentence shall not apply to any Losses incurred by an Indemnified Person in a Third-Party Claim that includes claims against the Indemnified Person for Consequential Damages. Any Indemnified Person that becomes aware of a Loss for which it seeks indemnification under this Article VI shall be required to use commercially reasonable efforts to mitigate the Loss, including taking any actions reasonably requested by the Indemnifying Person, and an Indemnifying Person shall not be liable for any Loss to the extent that it is attributable to the

Indemnified Person’s failure to mitigate. Parent and its Affiliates shall have no liability for any Loss which would not have arisen but for any change in the accounting policies, practices or procedures adopted by Purchaser or its Affiliates or for any other act or omission by Purchaser or its Affiliates (including the Bank) after the Closing Date.

6.05 Direct Claims.

If an Indemnified Person has a claim against an Indemnifying Person under this Agreement that does not involve a Third-Party Claim being asserted against or sought to be collected from such Indemnifying Person (a “Direct Claim”), the Indemnified Person shall deliver notice of such Direct Claim with reasonable promptness to the Indemnifying Person, setting forth in reasonable detail the facts and circumstances pertaining thereto and the basis for the Indemnified Person’s right to indemnification. The failure by an Indemnified Person to so notify the Indemnifying Person shall not relieve the Indemnifying Person of its obligations under this Article VI, except to the extent that such failure prejudices such Indemnifying Person. Within ten (10) Business Days of the final determination of the amount of the Direct Claim pursuant to the terms of this Section 6.05, the Indemnifying Person shall pay to the Indemnified Person an amount equal to the aggregate Losses relating to such Direct Claim by wire transfer of immediately available funds to the bank account or accounts designated in writing by the Indemnified Person not less than one (1) Business Day prior to such payment.

6.06 Exclusive Remedy.

(a) Notices of claims may not be delivered under this Article VI until after the Effective Time.

(b) From and after the Effective Time, Purchaser and the Sellers hereby acknowledge and agree that their respective sole and exclusive remedy for monetary damages with respect to any and all claims against any other parties and their Affiliates for breach of any covenant, agreement, representation or warranty contained in this Agreement shall be pursuant to the indemnification provisions contained in this Article VI and in Section 4.11 and shall be in lieu of any rights the parties may have under Law with respect thereto, except in the case of fraud or willful breach, and except with respect to Article II, Sections 4.04, 4.10 and 4.13 and except as provided in Section 8.09.

(c) Unless otherwise required by applicable Law, all amounts paid by Parent or Purchaser under Section 4.11 or Article VI shall be treated for all Tax purposes as adjustments to the Purchase Price.

ARTICLE VII

Termination

7.01 Termination.

This Agreement may be terminated at any time prior to the Closing as follows:

(a) by written agreement of Purchaser and the Sellers;

(b) by any of the parties, by giving written notice of such termination to the other parties, if any condition to such party’s obligations hereunder has not been satisfied or waived and the Closing shall not have occurred on or prior to June 30, 2012 (the “Termination Date”); provided that the terminating party is not at the time of giving such notice in material breach of its obligations under this Agreement;

(c) by Purchaser, if the Sellers have breached any representation or warranty, or any such representation or warranty has become untrue or incorrect, or the Sellers have breached or failed to perform any covenant or agreement, contained in this Agreement, which breach or failure to be true or correct or failure to perform would give rise to a failure of the condition set forth in Section 5.03(a) or 5.03(b) (in either case, as if the Closing Date were occurring on the date on which the accuracy of the representation or warranty is being assessed) and is not cured within forty-five (45) days after the giving of written notice to the Sellers of such breach or is not capable of being cured not later than the Termination Date; or

(d) by Seller, if Purchaser has breached any representation or warranty, or any such representation or warranty has become untrue or incorrect, or Purchaser has breached or failed to perform any covenant or agreement, contained in this Agreement, which breach or failure to be true and correct or failure to perform would give rise to a failure of the condition set forth in Section 5.02(a) or 5.02(b) (in either case, as if the Closing Date were occurring on the date on which the accuracy of the representation or warranty is being assessed) and is not cured within forty-five (45) days after the giving of written notice to Purchaser of such breach or is not capable of being cured not later than the Termination Date.

7.02 Effect of Termination.

If this Agreement is terminated in accordance with this Article VII, this Agreement shall thereafter become void and have no effect, and no party hereto shall have any liability to any other party hereto or their respective Affiliates, directors, officers, shareholders, partners, agents or employees in connection with this Agreement, except that (a) the obligations of the parties hereto contained in the Confidentiality Agreement and in

Section 4.03 and this Section 7.02 and Article VIII shall survive and (b) termination will not relieve any party from liability for any willful and material breach prior to such termination.

ARTICLE VIII

Miscellaneous

8.01 Waiver; Amendment.

Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the parties hereto, or in the case of a waiver, by the party or parties against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

8.02 Counterparts.

This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means), each of which shall be deemed to constitute an original, but all of which together shall be deemed to constitute one and the same instrument.

8.03 GOVERNING LAW.

THIS AGREEMENT WILL BE GOVERNED BY, AND ENFORCED, CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE, WITHOUT REGARD TO ANY PRINCIPLES OF CONFLICT OF LAWS OF SUCH STATE THAT WOULD PROVIDE FOR THE APPLICATION OF THE LAWS OF ANY OTHER JURISDICTION.

8.04 WAIVER OF JURY TRIAL.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY AND ALL RIGHTS SUCH PARTY MAY HAVE TO A JURY TRIAL WITH RESPECT TO ANY DISPUTE DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED,

EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.04.

8.05 Assignment.

No party to this Agreement may assign any of its rights or obligations under this Agreement (whether by operation of law or otherwise) without the prior written consent of the other parties hereto; provided, however, that Purchaser may assign to one or more of its Subsidiaries the right to acquire the Shares (provided that such assignment would not delay or impede the consummation of the transactions contemplated hereby). Any attempted or purported assignment in contravention of this provision shall be null and void.

8.06 Expenses.

Except as otherwise specifically provided in the Transaction Documents, each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

8.07 Notices.

All notices or other communications hereunder to a party shall be deemed to have been duly given and made if in writing and if served by personal delivery, if delivered by registered or certified mail (return receipt requested), or by a national courier service, or if sent by facsimile; provided that the facsimile is promptly confirmed by written confirmation by registered mail thereof, to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

If to Parent or Seller, to:

Royal Bank of Canada
200 Bay St., 8th Floor, South
Toronto, ON M5J2J5 Tower
Canada

Attention:	General Counsel
Telephone:	(416) 974-9241
Facsimile:	(416) 974-3861

and to:

RBC USA Holdco Corporation 3 World Financial Center New York, NY 10281-8098

Attention:	Roger Blissett
Telephone:	(212) 858-8310
Facsimile:	(212) 428-3056
Email:	subsidiarygovernanceoffice@rbc.com

With a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Attention:	Donald J. Toumey C. Andrew Gerlach
Telephone:	(212) 558-4000
Facsimile:	(212) 291-9156
(212) 291-9299

If to Purchaser, to:

The PNC Financial Services Group, Inc.

One PNC Plaza

249 Fifth Avenue

Pittsburgh, Pennsylvania 15222

Attention:	Mergers & Acquisition Department
Facsimile:	(412) 762-6238

With a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:	Lawrence S. Makow
Telephone:	(212) 403-1000
Facsimile:	(212) 403-2000

8.08 Entire Understanding.

(a) The Transaction Documents and the Confidentiality Agreement represent the entire understanding of the parties hereto with respect to the subject matter hereof and thereof and supersede any and all other oral or written agreements heretofore made.

(b) Except for the representations and warranties contained in this Agreement or the Ancillary Agreements, neither Parent, Seller nor any other Person makes any other express or implied representation or warranty on behalf of Parent, Seller, the Bank or its Subsidiaries or otherwise in respect of the Bank and its Subsidiaries.

(c) Except for the representations and warranties contained in this Agreement or the Ancillary Agreements, neither Purchaser nor any other Person makes any other express or implied representation or warranty on behalf of Purchaser.

8.09 Specific Performance.

The parties hereto agree that if any of the provisions of this Agreement were not to be performed as required by their specific terms or were to be otherwise breached, irreparable damage will occur, no adequate remedy at law would exist and damages would be difficult to determine, and that such parties shall be entitled, without the necessity of posting a bond or other security, to an injunction or injunctions to prevent breaches, and to specific performance of the terms, of this Agreement, in addition to any other remedy at law or equity.

8.10 Severability.

The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or entity or any circumstance, is found by a court or other Governmental Authority of competent jurisdiction to be invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefore in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons, entities or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability, of such provision, or the application thereof, in any other jurisdiction.

8.11 Parties in Interest.

This Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer any rights or remedies under or by reason of this Agreement upon any Person other than the parties hereto and their successors or permitted assigns.

8.12 Venue for Resolution of Disputes.

Each party hereto agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to the Transaction Documents and the transactions contemplated thereby, whether in tort or contract or at law or in equity, exclusively, in the United States District Court for the Southern District of New York or the Supreme Court of the State of New York for the County of New York, and (1) irrevocably submits to the exclusive jurisdiction of such courts, (2) waives any objection to laying venue in any such action or proceeding in such courts, (3) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party hereto and (4) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 8.07 of this Agreement. Each party hereto further hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of the Transaction Documents or the transactions contemplated thereby in such courts, and hereby irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum or that such party is not subject to personal jurisdiction in such court.

[Next page is a signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

ROYAL BANK OF CANADA

By:	/s/ W. James Westlake
	Name:	W. James Westlake
	Title:	Group Head, International Banking and Insurance

By:	/s/ Janice R. Fukakusa
	Name:	Janice R. Fukakusa
	Title:	Chief Administrative Officer and Chief Financial Officer

RBC USA HOLDCO CORPORATION

By:	/s/ W. James Westlake
	Name:	W. James Westlake
	Title:	Director

By:	/s/ Morten N. Friis
	Name:	Morten N. Friis
	Title:	Director

THE PNC FINANCIAL SERVICES GROUP, INC.

By:	/s/ James E. Rohr
	Name:	James E. Rohr
	Title:	Chairman and Chief Executive Officer